OMB Number      3235-0145
                                        Expires:   August 31, 1991
                                        Estimated average burden
                                        hours per response   14.90

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*


                       PRATT & LAMBERT UNITED, INC.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                739732-10-5
                              (CUSIP Number)


    Paul N. Edwards, Esq., Phillips, Lytle, Hitchcock, Blaine & Huber,
    3400 Marine Midland Center, Buffalo, N.Y.  14203 (716) 847-7020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            November 4, 1995
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jules F. Knapp



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      1,493,835

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH                   575,226

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  1,493,835

                    10   SHARED DISPOSITIVE POWER

                                575,226

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,069,061


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              19.3%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JFK Annuity Trust II



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      254,438

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  254,438

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              254,438


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.2%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JFK Annuity Trust III



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      320,788

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  320,788

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              320,788


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.8%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jules F. Knapp Family Trust No. IV



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      1,420,023

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  1,420,023

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,420,023

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              12.4%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Edwin Marks



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      116,666

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  116,666

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              116,666


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nancy Marks



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      133,333

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  133,333

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              133,333


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.2%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carolyn Marks



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      116,666

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  116,666

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              116,666


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Linda Marks



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      116,666

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  116,666

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              116,666


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Constance Rubenfein



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      116,666

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  116,666

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              116,666


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marjorie Boas



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      18,066

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  18,066

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              18,066


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .2%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Andrew Boas



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      109,766

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  109,766

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              109,766


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carol Boas



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      72,216

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  72,216

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              72,216


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .6%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mark Claster



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      60,233

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  60,233

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              60,233


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .5%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Susan Claster



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      121,750

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  121,750

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              121,750


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.1%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard Boas



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      108,750

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  108,750

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              108,750


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.0%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert Davidoff



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      475,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  475,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              475,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.2%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               David Gruber



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      125,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  125,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              125,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.1%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert Marks



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      125,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  125,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              125,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.1%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carl Marks Foundation



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       37,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   37,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               37,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .3%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Elizabeth Boas



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       72,216

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   72,216

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               72,216


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .6%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jeffrey L. Kenner



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      475,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  475,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              475,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.2%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The 1995 Martin R. Lewis GRAT #2



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       89,305

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   89,305

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               89,305


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .8%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, Jr.



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                      150,004

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH                 290,076

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                  150,004

                    10   SHARED DISPOSITIVE POWER

                              290,076

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              440,080


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [ x ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.1%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, Jr. IRA



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        2,887

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    2,887

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,887


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%


14   TYPE OF REPORTING PERSON*

               EP


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Aline L. Stevens



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       22,556

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   22,556

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               22,556


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .2%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, III



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       30,044

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   30,044

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               30,044


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .3%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annie E. Stevens
               Trust No. 2.0.1


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       23,750

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   23,750

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               23,750


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .2%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annie E. Stevens
               Trust No. 3.0.2


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       42,840

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   42,840

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,840


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .4%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annette Wells Stevens
               Trust No. 2.0.4


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        9,116

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    9,116

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                9,116


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .08%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annette Wells Stevens
               Trust No. 3.0.5


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       55,818

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   55,818

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               55,818


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .5%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, Jr.
               Trust No. 2.2.A


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        1,358

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    1,358

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,358


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .01%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, Jr.
               Trust No. 2.3.B


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       1,358

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    1,358

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,358


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .01%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R.D. Stevens, Jr.
               Trust No. 2.4.C


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        1,358

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    1,358

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,358


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .01%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               George E. Stevens
               Trust No. 3.2.AA


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        3,924

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    3,924

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,924


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               George E. Stevens
               Trust No. 3.3.BB


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        3,924

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    3,924

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,924


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               George E. Stevens
               Trust No. 3.4.CC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        3,924

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    3,924

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,924


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annette Wells Stevens
               Trust No. 2.0.W


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        3,675

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    3,675

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,675


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .03%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annette Wells Stevens
               Trust No. 3.O.W


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       25,500

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   25,500

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               25,500


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               .2%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Annette Wells Stevens
               Trust No. 2.5.W


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                       10,975

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                   10,975

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               10,975


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .1%


14   TYPE OF REPORTING PERSON*

               OO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wilfred J. Larson



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        4,000

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    4,000

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .04%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  739732-10-5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert O. Swados



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                        2,050

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH                    2,050

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,050


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .02%


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement relates to 4,563,651 shares, or approximately 40%, of the outstanding Common Stock, $.01 par value, (the "Securities") of Pratt & Lambert United, Inc. (the "Company") which is subject to a certain Stock Option, Pledge and Security Agreement (the "Agreement"). The names of the Company's principal executive officers, each of whose address is c/o
Pratt & Lambert United, Inc., 75 Tonawanda Street, Buffalo, New York 14207, are as follows:

Joseph J. Castiglia             President and Chief
                                Executive Officer

Jules F. Knapp                  President and Chief
                                Executive Officer,
                                United Coatings, Inc.

Randall L. Clark                Executive Vice President

William F. Bensman              Vice President

James R. Boldt                  Vice President, Finance,
                                Secretary and Chief Financial
                                Officer

James M. Culligan               Treasurer

Austin E. Floyd                 President, Southern Coatings,
                                Inc.

Ewald H. Hoerster               President, Industrial Coatings
                                Division

Donald W. Smith                 Vice President, Safety and
                                Environmental Affairs


Item 2.   Identity and Background.

          This Statement is filed by each of the persons subject to the Agreement. The persons subject to the Agreement are JFK Annuity Trust II, JFK Annuity Trust III, Jules F. Knapp Family Trust No. IV, Jules F. Knapp, Edwin Marks, Nancy Marks, Carolyn Marks, Linda Marks, Constance Rubenfein, Marjorie Boas, Andrew Boas, Carol Boas, Mark Claster, Susan Claster, Richard Boas, Robert Davidoff, David Gruber, Robert Marks, Carl Marks Foundation, Elizabeth Boas, Jeffrey L. Kenner, The 1995 Martin R. Lewis, GRAT #2, R.D. Stevens, Jr., R.D. Stevens, Jr. IRA, Aline
L. Stevens, R.D. Stevens, III, Annie E. Stevens Trust No. 2.0.1, Annie E. Stevens Trust No. 3.0.2, Annette Wells Stevens Trust No. 2.0.4, Annette Wells Stevens Trust No. 3.0.5, R.D. Stevens, Jr. Trust No. 2.2.A, R.D. Stevens, Jr. Trust No. 2.3.B, R.D. Stevens, Jr. Trust No. 2.4.C, George E. Stevens Trust No. 3.2.AA, George
E. Stevens Trust No. 3.3.BB, George E. Stevens Trust No. 3.4.CC, Annette Wells Stevens Trust No. 2.0.W, Annette Wells Stevens Trust No. 3.0.W, Annette Wells Stevens Trust No. 2.5.W, Wilfred

J. Larson and Robert O. Swados (together, the "Parties" and each individually, a "Party"). Each Party is a United States citizen.

          For each Party, the address, present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted is as follows:

     Name                     Occupation

JFK Annuity Trust II*         N/A

JFK Annuity Trust III*        N/A

Jules F. Knapp Family
  Trust No. IV*               N/A

Jules F. Knapp*               Mr. Knapp is vice chairman of the
                              Company and president and chief
                              executive officer of United
                              Coatings, Inc., a wholly owned
                              subsidiary of the Company.

Edwin Marks**                 Executive

Nancy Marks**                 Housewife

Carolyn Marks**               Self-employed

Linda Marks**                 Social Worker

Constance Rubenfein**         Film Producer

Marjorie Boas**               Housewife

Andrew Boas**                 Mr. Boas is a managing director,
                              Merchant Banking, of Carl Marks &
                              Co., Inc. ("CMCO"), a diversified
                              merchant bank specializing in
                              leveraged buyouts, real estate,
                              venture capital, money management
                              and management consulting.  He is a
                              general partner of Carl Marks
                              Management Co., L.P., a registered
                              investment advisor.

Carol Boas**                  Housewife

Mark Claster**                Mr. Claster is a managing director
                              and chief operating officer of
                              CMCO.  He is the managing director
                              of CM Capital Co., an affiliate of
                              CMCO, and is the chief executive
                              officer of its realty and
                              consulting division.

Susan Claster**               Housewife

Richard Boas**                Ophthalmologist

Robert Davidoff**             Executive

David Gruber***               Software business

Robert Marks**                Executive

Carl Marks Foundation**       N/A

Elizabeth Boas**              Marketing professional

Jeffrey L. Kenner****         Mr. Kenner has served as president
                              of Kenner & Company, Inc.
                              ("Kenner") since 1986.  Kenner is a
                              New York investment firm
                              specializing in acquisitions and
                              private equity investments.

The 1995 Martin R. Lewis,     N/A
  GRAT #2*****

R.D. Stevens, Jr.******       Mr. Stevens is Chairman of the
                              Board of the Company.

R.D. Stevens, Jr. IRA******   N/A

Aline L. Stevens******        Mrs. Stevens is an author.

R.D. Stevens, III******       Mr. Stevens is a free-lance
                              advertising executive.

Annie E. Stevens
  Trust No. 2.0.1******       N/A

Annie E. Stevens
  Trust No. 3.0.2******       N/A

Annette Wells Stevens
  Trust No. 2.0.4******       N/A

Annette Wells Stevens
  Trust No. 3.0.5******       N/A

R.D. Stevens, Jr.
  Trust No. 2.2.A******       N/A

R.D. Stevens, Jr.
  Trust No. 2.3.B******       N/A

R.D. Stevens, Jr
  Trust No. 2.4.C******       N/A

George E. Stevens
  Trust No. 3.2.AA******      N/A

George E. Stevens
  Trust No. 3.3.BB******      N/A

George E. Stevens
  Trust No. 3.4.CC******      N/A

Annette Wells Stevens
  Trust No. 2.0.W******       N/A

Annette Wells Stevens
  Trust No. 3.0.W******       N/A

Annette Wells Stevens
  Trust No. 2.5.W******       N/A

Wilfred J. Larson******       Mr. Larson is a director of First
                              Empire State Corporation and its
                              subsidiary, Manufacturers and
                              Traders Trust Company, Horus
                              Therapeutics, Inc. and the Bryant &
                              Stratton Business Institute, Inc.

Robert O. Swados*******       Mr. Swados is counsel to the law
                              firm of Cohen Swados Wright Hanifin
                              Bradford & Brett, and vice chairman
                              and counsel to the Buffalo Sabres
                              Hockey Club.

     *    c/o United Coatings, Inc.
          980 North Michigan Ave., Suite 1120
          Chicago, IL 60611
          Attention:  Jules F. Knapp

    **    c/o Carl Marks & Co., Inc.
          135 East 57th Street
          New York, NY  10022
          Attention:  Mark Claster

   ***    P.O. Box 1180
          East Hampton, NY  11937

  ****    Kenner & Co., Inc.
          720 Park Avenue
          New York, NY  10021

 *****    c/o Martin R. Lewis
          Williamhouse-Regency, Inc.
          28 West 23rd Street
          New York, NY  10010

******    The address for all of the above
          (except R.D. Stevens III) is:
            c/o Pratt & Lambert United, Inc.
            75 Tonawanda Street
            Buffalo, New York  14207
            Attention:  R.D. Stevens, Jr.

          The address for R.D. Stevens, III is:
            748 Magnolia Street
            Denver, CO  80220-6037

*******   Cohen, Swados, Wright, Hanifin,
            Bradford & Brett
          70 Niagara Street
          Buffalo, NY  14202

          During the last five years, none of the Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

          Except as noted below, none of the Parties have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

          On November 4, 1995, The Sherwin-Williams Company ("Sherwin-Williams") and SWACQ, Inc., its wholly owned subsidiary, entered into the Agreement with the Parties covering 4,563,651 shares (the "Option Shares") collectively owned by the Parties (representing approximately 40% of the outstanding shares calculated on a fully diluted basis). Pursuant to the Agreement, each of the Parties has granted to Sherwin-Williams and SWACQ, Inc. an irrevocable option to purchase such Party's Option Shares for $35.00 per Option Share in cash, which option is exercisable by Sherwin-Williams or SWACQ, Inc. on or after January 2, 1996, as well as an irrevocable proxy to vote such Option Shares.

          The information set forth in the Schedule 14D-9 under "Item 3. Identity and Background - Arrangements with Executive Officers, Directors or Affiliates of the Company - The United Coatings Shareholder Agreement and Related Agreements" and "Arrangements with Parent, Purchaser or their Affiliates," and "Item 8. Additional Information to be Furnished - (b) Parent's Designation of Persons to be Elected to the Company's Board of Directors," is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          The following table presents beneficial ownership of securities by each group member, except as otherwise explained below.

          Name                               Number of Shares

JFK Annuity Trust II (1)                           254,438
JFK Annuity Trust III (1)                          320,788
Jules F. Knapp Family
  Trust No. IV (1)                                 1,420,023
Jules F. Knapp (1)                                 73,812
Edwin Marks                                        116,666
Nancy Marks                                        133,333
Carolyn Marks                                      116,666
Linda Marks                                        116,666
Constance Rubenfein                                116,666
Marjorie Boas                                      18,066
Andrew Boas                                        109,766
Carol Boas                                         72,216
Mark Claster                                       60,233
Susan Claster                                      121,750
Richard Boas                                       108,750
Robert Davidoff (2)                                475,000
David Gruber                                       125,000
Robert Marks                                       125,000
Carl Marks Foundation                              37,000
Elizabeth Boas                                     72,216
Jeffrey L. Kenner                                  475,000
The 1995 Martin R. Lewis,
  GRAT #2                                          89,305
R.D. Stevens, Jr. (2) (3)                          440,000
R.D. Stevens, Jr. IRA                              2,887

Aline L. Stevens                                   22,556
R.D. Stevens, III                                  30,044
Annie E. Stevens
  Trust No. 2.0.1                                  23,750
Annie E. Stevens
  Trust No. 3.0.2                                  42,840
Annette Wells Stevens
  Trust No. 2.0.4                                  9,116
Annette Wells Stevens
  Trust No. 3.0.5                                  55,818
R.D. Stevens, Jr.
  Trust No. 2.2.A                                  1,358
R.D. Stevens, Jr.
  Trust No. 2.3.B                                  1,358
R.D. Stevens, Jr
  Trust No. 2.4.C,                                 1,358
George E. Stevens
  Trust No. 3.2.AA                                 3,924
George E. Stevens
  Trust No. 3.3.BB                                 3,924
George E. Stevens
  Trust No. 3.4.CC                                 3,924
Annette Wells Stevens
  Trust No. 2.0.W                                  3,675
Annette Wells Stevens
  Trust No. 3.0.W                                  25,500
Annette Wells Stevens
  Trust No. 2.5.W                                  10,975
Wilfred J. Larson                                  4,000
Robert O. Swados                                   2,050

          (1) Mr. Knapp has sole voting power (subject to the Agreement) with respect to 1,493,835 shares, of which 1,420,023 are shares held by the Jules F. Knapp Family Trust No. IV, of which he serves as sole trustee. Mr. Knapp's wife is sole trustee of JFK Annuity Trusts II and III, which hold a total of 575,226 shares; Mrs. Knapp has sole voting rights (subject to the Agreement) with respect to such shares, and Mr. Knapp disclaims having any beneficial ownership therein. All of such 2,069,061 shares owned by Mr. and Mrs. Knapp are Option Shares as defined in Item 4 above, and, accordingly, Sherwin-Williams has been granted, among other things, an irrevocable option to purchase such shares for $35 per share and an irrevocable proxy to vote such shares.

          (2) Of the shares shown above for which Robert Davidoff and R.D. Stevens, Jr., have sole voting and investment power only 73,812, 156,117 and 75,117, respectively, constitute Option Shares as defined in Item 4 above. Reference is made to
Item 4 above and to Exhibit B hereto, which are incorporated herein by reference, for a more complete description of the Agreement with respect to the Option Shares.

          (3) Of the 150,004 shares disclosed as to which Mr. Stevens has sole voting and investment power, 72,000 are shares which he may acquire through options exercisable on or before January 8, 1996. 106,630 of the shares shown as shared voting and investment power are shares as to which Mr. Stevens has shared voting and investment power as an administrator under the Deferred Profit Sharing Plan of Pierce & Stevens Corporation, a wholly owned subsidiary of the Company. 183,446 of the shares shown as shared voting and investment power, 146,905 are held by him as co-trustee for certain of his relatives asto which he shares voting and investment power and as to which he disclaims having any economic interest. The shares shown opposite Mr. Stevens' name exclude 137,472 shares owned by Mr. Stevens' wife and adult children and trusts for such children and 323,906 shares owned by other relatives, or held in trusts for their benefit, as to which he disclaims beneficial ownership.

          None of the Parties has transacted in Company stock during the sixty day period immediately prior to filing except Mr. Stevens' spouse gifted 3,000 shares to a charity on November 4, 1995, and in October, 1995 JFK Annuity Trusts No. II and III transferred a total of 80,059 shares to Jules F. Knapp Family Trust No. IV.

Item 6.   Contracts, Etc. with Respect to Securities of the
          Issuer.

          See Item 4. In addition to the Agreement and the Merger Agreement, the Parties have also entered into a Joint
Filing Agreement which is attached hereto as Exhibit B.

Item. 7.  Material to be Filed as Exhibits.

          A.   Merger Agreement.
          B.   Stock Option, Pledge and Security Agreement.
          C.   Schedule 14D-9.
          D.   Joint Filing Agreement.
          E.   Power of Attorney.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 1995                  JFK Annuity Trust II*

November 30, 1995                  JFK Annuity Trust III*

November 30, 1995                  Jules F. Knapp Family Trust No. IV*

November 30, 1995                  Jules F. Knapp*

November 30, 1995                  Edwin Marks*

November 30, 1995                  Nancy Marks*

November 30, 1995                  Carol Marks*

November 30, 1995                  Linda Marks*

November 30, 1995                  Constance Rubenfein*

November 30, 1995                  Marjorie Boas*

November 30, 1995                  Andrew Boas*

November 30, 1995                  Carol Boas*

November 30, 1995                  Mark Claster*

November 30, 1995                  Susan Claster*

November 30, 1995                  Richard Boas*

November 30, 1995                  Robert Davidoff*

November 30, 1995                  David Gruber*

November 30, 1995                  Robert Marks*

November 30, 1995                  Carl Marks Foundation*

November 30, 1995                  Elizabeth Boas*

November 30, 1995                  Jeffrey L. Kenner*

November 30, 1995                  The 1995 Martin R. Lewis GRAT #2*

November 30, 1995                  Raymond D. Stevens, Jr.*

November 30, 1995                  Aline L. Stevens*

November 30, 1995                  Raymond D. Stevens, III*

November 30, 1995                  R.D. Stevens, Jr. IRA*

November 30, 1995                  Annie E. Stevens
                                   Trust No. 2.0.1*

November 30, 1995                  Annie E. Stevens
                                   Trust No. 3.0.2*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.0.4*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.0.5*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.2.A*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.3.B*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.4.C*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.2.AA*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.3.BB*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.4.CC*

November 30, 1995                  Annette Stevens Wilton
                                   Trust No. 2.O.W*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.O.W*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.5.W*

November 30, 1995                  Wilfred J. Larson*

November 30, 1995                  Robert O. Swados*

*  By:  Attorney-in-Fact or Trustee

                          EXHIBIT INDEX


A. Agreement and Plan of Merger, dated as of November 4, 1995, among the Company, Sherwin-Williams and SWACQ, Inc., incorporated herein by reference to Exhibit 1 of the Company's Schedule 14D-9 filed November 9, 1995.

B. Stock Option, Pledge and Security Agreement, dated as of November 4, 1995, among Sherwin-Williams, SWACQ, Inc. and certain shareholders of the Company, incorporated by reference to Exhibit 2 of the Company's Schedule 14D-9 filed November 9, 1995.

C.   Schedule 14D-9.

D.   Joint Filing Agreement.

E.   Power of Attorney.

                            EXHIBIT C


_________________________________________________________________
_________________________________________________________________



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                         SCHEDULE 14D-9
              Solicitation/Recommendation Statement
               Pursuant to Section 14(d)(4) of the
                 Securities Exchange Act of 1934

                        ________________


                  PRATT & LAMBERT UNITED, INC.
                    (Name of Subject Company)

                  PRATT & LAMBERT UNITED, INC.
              (Name of Person(s) Filing Statement)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           739732 10 5
              (CUSIP Number of Class of Securities)

                       Joseph J. Castiglia
              President and Chief Executive Officer
                  Pratt & Lambert United, Inc.
                       75 Tonawanda Street
                     Buffalo, New York 14207
                         (716) 873-6000
    (Name, address and telephone number of person authorized
      to receive notice and communications on behalf of the
                   person(s) filing statement)

                         With a copy to:


Frederick G. Attea, Esq.                Stephen M Banker, Esq.
Phillips, Lytle, Hitchcock,             Skadden, Arps, Slate,
 Blaine & Huber                           Meagher & Flom
3400 Marine Midland Center              919 Third Avenue
Buffalo, New York 14203                 New York, New York 10022
(716) 847-8400                          (212) 735-3000

_________________________________________________________________
_________________________________________________________________

ITEM 1.   Security and Subject Company.

          The name of the subject company is Pratt & Lambert United, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 75 Tonawanda Street, Buffalo, New York 14207. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Common Stock"), together with the associated common share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 31, 1989, as amended, between the Company and Mellon Securities Trust Company, as Rights Agent (the "Rights Agreement").

ITEM 2.   Tender Offer of the Bidder.

          This statement relates to the cash tender offer made by SWACQ, Inc., a New York corporation ("Purchaser") and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Parent"), to purchase all outstanding Shares at a price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1995 of Purchaser (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), disclosed in a tender offer statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 9, 1995 (the "Schedule 14D-1").

          The Offer is made pursuant to an Agreement and Plan of Merger, dated as of November 4, 1995 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all remaining conditions to the Merger, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation (the "Surviving Corporation").

          Based on the information in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 101 Prospect Avenue, N.W., Cleveland, Ohio 44115-1075.

ITEM 3.   Identity and Background.

          (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

          (b) Each material contract, agreement, arrangement and understanding or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent, their executive officers, directors or affiliates, is set forth below or described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, which is attached as Schedule I hereto and incorporated herein by reference.

Arrangements with Executive Officers, Directors or Affiliates of the Company.

          Employment Agreements. The Company has entered into employment agreements with Joseph J. Castiglia, President, Chief Executive Officer, Vice Chairman and director of the Company, and with James R. Boldt and Randall L. Clark, executive officers of the Company, and United Coatings, Inc., a wholly owned subsidiary of the Company ("United Coatings"), has entered into employment agreements with Jules F. Knapp, Vice Chairman and director of the Company and President of United Coatings, and Joy Knapp, director of the Company and Vice President, Marketing, of United Coatings (each, an "Employment Agreement").

          The Employment Agreement with Joseph J. Castiglia (entered into effective as of January 1, 1983) is for a term presently expiring on July 20, 1999 (the "Initial Expiration Date"). The Employment Agreement may be terminated by Mr. Castiglia or by the Company for cause at any time upon 90 days written notice or by the Company without cause at any time on or after the Initial Expiration Date or such earlier date designated by the Company in a written notice to Mr. Castiglia, which date may not be earlier than three years after the date on which such notice is given. The Employment Agreement provides that in the event of a Change in Control (as defined in his Employment Agreement) during the term of his employment, Mr. Castiglia may terminate his employment at any time prior to the termination of his Employment Agreement, but in no event later than three years after such Change in Control, upon 30 days written notice, in which case he would be bound by a covenant of non-competition for 36 months following such termination and would be entitled to receive (i) an initial fee in the amount of two times his annual total compensation (based on his highest annual total compensation earned with respect to the five year period preceding the termination) and (ii) a monthly fee for 36 months equal to 1/24 of his annual total compensation or, at his request, a lump sum payment equal to the present value of such fees discounted at the rate of 6% per annum. The merger of the Company with United Coatings, Inc., predecessor to United Coatings ("UCI"), consummated on August 4, 1994, constituted, and the consummation of the Offer or the exercise of the Option (as defined below) will constitute, a Change in Control for purposes of Mr. Castiglia's Employment Agreement. Mr. Castiglia would receive approximately $1,606,000 upon a qualifying termination of employment following the exercise of the Option or the consummation of the Offer in 1996.

          The Employment Agreement between United Coatings and Jules Knapp (entered into as of February 19, 1994) provides that Mr. Knapp will serve as a director, president and chief executive officer of United Coatings for a term expiring on June 30, 1999, which term is subject to automatic annual renewal unless notice of non-renewal is given by United Coatings or Mr. Knapp at least 90 days prior to the scheduled expiration date. Mr. Knapp's annual compensation under his Employment Agreement includes a $500,000 annual salary, certain perquisites and a performance bonus of $100,000 for each year in which United Coatings has EBITDA in excess of $10,000,000. Mr. Knapp's Employment Agreement provides that if his employment is terminated by United Coatings other than for Cause (as defined in his Employment Agreement) or by Mr. Knapp for Good Reason (including a Change in Control, as defined in his Employment Agreement), Mr. Knapp would be entitled to a lump-sum termination payment equal to his salary and $100,000 per year until the later of the expiration date or twenty-four months from the termination date, plus a $100,000 bonus for the year in which the termination occurred, prorated through the termination date. Mr. Knapp's Employment Agreement further provides that in no case, however, may Mr. Knapp receive any payment or benefit in excess of 2.99 times his Base Amount (as such term is defined in Section 280G of the Internal Revenue Code, as amended, and hereafter referred to as the "Code"). The consummation of the Offer or the exercise of the Option will constitute a Change in Control as defined in Mr. Knapp's Employment Agreement. It is estimated that Mr. Knapp would receive approximately $1,790,000 upon a qualifying termination of employment following the exercise of the Option or the consummation of the Offer in 1996.

          The Employment Agreement between United Coatings and Joy Knapp (entered into as of August 4, 1994) provides that in the event of termination of Ms. Knapp's employment after a Change in Control (as defined in her Employment Agreement), Ms. Knapp would be entitled to a lump sum payment equal to two times the highest total salary payments made to her in any year plus bonus earned with respect to services rendered to United Coatings during such year. In no case, however, may Ms. Knapp receive any payment or benefit in excess of 2.99 times her Base Amount. The consummation of the Offer or the exercise of the Option will constitute a Change in Control as defined in Ms. Knapp's Employment Agreement. It is estimated that Ms. Knapp would receive approximately $438,000 upon a qualifying termination of employment following the exercise of the Option or the consummation of the Offer in 1996.

          The Employment Agreement with James Boldt (entered into as of December 3, 1992 and amended as of October 30, 1995) provides that Mr. Boldt will serve as Vice President of Finance and Secretary and an employee of the Company. In the event of the termination of employment by the Company without cause, Mr. Boldt will be entitled to receive a monthly payment for two years after the termination equal to 1/12 of the sum of the salary (based on the highest salary paid by the Company to Mr. Boldt in any calendar year) and bonus earned by Mr. Boldt with respect to services rendered to the Company during such calendar year. If Mr. Boldt terminates his employment within two years after a Change in Control of the Company, Mr. Boldt will be entitled to receive a lump sum payment equal in amount to three times the sum of his salary (based upon the highest salary paid by the Company to Mr. Boldt in any calendar year) and bonus earned by Mr. Boldt with respect to services rendered to the Company during such calendar year, less any amounts paid as set forth in the preceding sentence. In no case, however, may Mr. Boldt receive any payment or benefit in excess of 2.99 times his Base Amount. The consummation of the Offer or the exercise of the Option will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Boldt would receive approximately $406,000 upon a qualifying termination of employment following the exercise of the Option or the consummation of the Offer in 1996.

          The Employment Agreement with Randall Clark (entered into as of June 16, 1992) provides that Mr. Clark will serve as Executive Vice President and Chief Operating Officer and an employee of the Company. In the event of the termination of employment by the Company without cause or if Mr. Clark terminates his Employment Agreement on his failure to succeed Mr. Castiglia as President and Chief Executive Officer, Mr. Clark will be entitled to receive either (i) a monthly payment for two years after the termination equal to 1/12 of the sum of the salary (based on the highest salary paid by the Company to Mr. Clark in any calendar year) and bonus earned by Mr. Clark with respect to services rendered to the Company during such calendar year, or (ii) a lump sum payment of the amounts described in (i) above. In no case, however, may Mr. Clark receive any payment or benefit in excess of 2.99 times his Base Amount. The consummation of the Offer or the exercise of the Option will constitute a Change in Control as defined in the Employment Agreement. It is estimated that Mr. Clark would receive approximately $573,000 upon a qualifying termination of employment following the exercise of the Option or the consummation of the Offer in 1996.

          Severance Agreements. The Company currently is a party to severance agreements ("Severance Agreements") with approximately 21 employees. The Severance Agreements were adopted by the Board of Directors on October 30, 1995, including adoption of severance agreements for five executive officers of the Company who are not directors of the Company. The Severance Agreements provide for the payment of special severance benefits to employees who are terminated within two years after a Change in Control of the Company (as defined in the Severance Agreements). In the event of the termination of employment (including termination by the employee for Good Reason, as defined in the Severance Agreement) within two years after a Change in Control (as defined in the Severance Agreements) of the Company, the employee will (except if termination is for Disability or Cause, both as defined in the Severance Agreements) be entitled to receive a lump sum payment equal in amount to his salary and bonuses (based upon the highest salary earned by the employee in any calendar year) less applicable employment taxes multiplied by the number specified in the applicable Severance Agreement. In no case, however, may the employee receive any payment or benefit in connection with the consummation of the Offer in excess of 2.99 times his Base Amount. The consummation of the Offer or the exercise of the Option will constitute a Change in Control as defined in the Severance Agreements.

          Stock Options. The Company maintains the 1980 Stock Option/Stock Appreciation Plan (the "1980 Plan"), the 1990 Stock Option/Stock Appreciation Rights Plan (the "1990 Plan," together with the 1980 Plan, the "Option Plans") and the 1994 Award and Option Plan (the "1994 Plan"). No options have been granted under the 1994 Plan.

          The Option Plans provide for the granting of non-qualified and incentive stock options ("Employee Options") as well as associated stock appreciation rights ("SARs"), to certain key employees (including officers and salaried employee or officer directors) of the Company and its Subsidiaries (as defined in the Option Plans). The aggregate number of authorized Shares available pursuant to the 1980 Plan and the 1990 Plan is 0 and 33,250, respectively. The exercise price of the Shares covered by each Employee Option under the Option Plans may not be less than 100% of the Fair Market Value (as defined in the Option Plans) and not less than the par or stated value of such Shares at the time such Employee Option is granted. The Option Plans provide that if the employee ceases to be employed by the Company or a Subsidiary of the Company for any reason other than death, permanent disability or retirement, his Employee Option and associated SARs will terminate immediately.

          In accordance with the terms of the Merger Agreement, each Employee Option which is outstanding immediately prior to the consummation of the Merger, whether or not then vested or exercisable, will be cancelled and the holder of such Employee Option will receive an amount (subject to applicable withholding taxes) in cash equal to the product of (a) the excess, if any, of the price per Share to be paid in the Offer over the exercise price per Share of such Employee Option, and (b) the number of Shares subject to such Employee Option immediately prior to the consummation of the Merger. The Merger Agreement further provides that in the event any holder of an Employee Option is terminated by the Company subsequent to the time a majority of the Board of Directors of the Company consists of designees of Parent, the Company shall provide to such employee the same payment specified above, as if such employee had continued his employment through the consummation of the Merger, unless a majority of directors of the Company determines that such employee has been terminated for being convicted of a felony involving moral turpitude or theft of Company assets.

          Set forth below is a table indicating the treatment in the transaction of currently outstanding Employee Options under the Option Plans held by executive officers and directors of the Company. For purposes of the table, it has been assumed that outstanding Employee Options will not be exercised.


                         Amounts Payable with respect to
                         Employee Options in the Merger

                    Number of Employee       Amount Payable upon
                    Options/Weighted         Cancellation of
                    Average Exercise Price   Employee Options


R.D. Stevens, Jr.    72,000/$14.42           $1,482,000
J.J. Castiglia      123,000/$15.28            2,425,187
W.F. Bensman         27,000/$13.59              578,125
J.M. Culligan         6,000/$15.60              116,374
A.E. Floyd           30,000/$14.78              606,749
E.H. Hoerster        14,000/$17.06              251,124

D.W. Smith           27,000/$13.59              578,125
R.L. Clark           24,000/$17.48              420,500
J.R. Boldt           49,000/$14.35            1,011,685

          The United Coatings Shareholder Agreement and Related Agreements. Pursuant to an Agreement and Plan of Merger dated February 25, 1994, UCI was merged into the Company (the "United Coatings Merger") on August 4, 1994 (the "United Coatings Merger Effective Time"). Former UCI shareholders became shareholders of the Company, and a new wholly owned subsidiary of the Company named United Coatings was established, to which the assets and business of the former UCI were transferred.

          In connection with the United Coatings Merger, the Company, most of the former UCI shareholders, who are now shareholders of the Company ("UC Shareholders"), and Raymond D. Stevens, Jr., Joseph J. Castiglia and James R. Boldt ("PL Shareholders"), entered into a Shareholder Agreement on February 25, 1994 (the "Shareholder Agreement"). The Shareholder Agreement, among other things, (a) restricts the exercise of voting and other rights of ownership of Shares held by UC Shareholders (and certain permitted, related transferees), (b) requires that UC Shareholders and PL Shareholders vote for certain nominees for director chosen by directors of the Company that are not designees of UC Shareholders ("Non-Designee Directors"), and vote on a number of other matters as recommended by the Non-Designee Directors, and (c) imposes certain restrictions on the transfer of Shares by UC Shareholders. The Shareholder Agreement also requires the Company and PL Shareholders to use their best efforts to cause designees of UC Shareholders ("UC Designees") to be appointed to the Board of Directors. The number of UC Designees, set at a maximum of six, will depend on the number of Shares retained by UC Shareholders. The Board of Directors of the Company has approved the transfer of Shares by UC Shareholders pursuant to the Stock Option Agreement (as defined below), and such transfer is no longer subject to the transfer restrictions set forth in the Shareholder Agreement. The Shareholder Agreement will terminate as a result of the consummation of the transactions contemplated in the Merger Agreement and the Stock Option Agreement (as defined below).

          The Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the UC Shareholders, pursuant to which the Company is required to prepare and file and use its best efforts to cause to become effective up to four registration statements to register under the Securities Act of 1933 for distribution to the public the Shares specified in a written request from UC Shareholders, upon the terms and subject to the conditions set forth in the Registration Rights Agreement. The Registration Rights Agreement will terminate upon the consummation of the transactions contemplated in the Merger Agreement and the Stock Option Agreement.

          In addition, the Company entered into a Right of First Offer Agreement with Jules Knapp. Pursuant to this agreement, in the event that the Company proposes to sell 50% or more of the voting securities of United Coatings, all or a substantial portion of the assets of United Coatings or otherwise transfer control of United Coatings (other than pursuant to a change in control of the Company), to a person or entity not controlled by the Company, Jules Knapp shall first be given the opportunity to purchase all, but not less than all, of such voting securities or assets. In connection with the execution of the Merger Agreement, on November 4, 1995, the Company and Jules Knapp agreed to amend the Right of First Offer Agreement providing for the expiration of Jules Knapp's right to purchase such securities or assets upon the earlier of (i) three years from November 4, 1995, (ii) the termination of the Shareholder Agreement and (iii) the consummation of the Offer and the payment for all the Shares tendered and not withdrawn pursuant to the Offer.

          The UC Shareholders also entered into an Intershareholder Agreement (the "Intershareholder Agreement"), pursuant to which the UC Shareholders allocated their rights under the Shareholder Agreement. The Intershareholder Agreement provides for, among other things, the selection of the UC Designees and the exercise of the rights under the Shareholder Agreement and the Registration Rights Agreement. The Intershareholder Agreement will terminate upon consummation of the transactions contemplated in the Merger Agreement and the Stock Option Agreement.

          Rights Agreement. On October 30, 1995, the Rights Agreement was amended to the effect that neither the execution nor the delivery of the Merger Agreement or the Stock Option Agreement nor the consummation of the transactions contemplated thereby will trigger the exercisability of the Rights, the separation of the Rights from the stock certificates to which they are attached, or any other provisions of the Rights Agreement, including causing the occurrence of a Distribution Date (as defined in the Rights Agreement).

          Joy Knapp Loan. In connection with the United Coatings Merger, certain outstanding United Coatings loans to employees were cancelled and replaced by promissory notes dated August 4, 1994 (in the case of Joy Knapp, in the amount of $159,783). The notes bear interest at a rate equal to 5.6% per annum and are secured by a pledge on all the Shares owned by each United Coatings employee.

          UCI Leases. United Coatings leases substantially all of its manufacturing and office facilities under noncancelable operating leases expiring at various dates through December 1998. Several of such leases are with Jules Knapp or his affiliates and trusts for the benefit of his family (the "UCI Leases"). United Coatings has paid $417,000 and $834,000 under the UCI Leases for the period from August 4, 1994 to December 31, 1994, and for the ten-month period ended October 31, 1995, respectively. Parent and Purchaser have requested as a condition to the consummation of the Merger that four of the UCI Leases be amended as of the consummation of the Merger to provide for an option for United Coatings to terminate the UCI Leases upon 90 days prior notice. Such amendments will provide that in the event United Coatings terminates any of the UCI Leases, United Coatings is required to return the property leased under such UCI Lease and pay to the respective landlord the lesser of (i) the monthly rental payments due under such UCI Lease for the six month period following the termination of such UCI Lease and (ii) the monthly rental payments under such UCI Lease for the period commencing on the termination of such UCI Lease until the end of the primary term of such UCI Lease.

          Jules Knapp Noncompetition Agreement. At the insistence of Parent and to induce Parent to enter into the Merger Agreement, Jules Knapp has agreed to enter into a Noncompetition Agreement with the Company pursuant to which Jules Knapp will agree, during the term of his employment with the Company, Parent or any of their affiliates and for a period of 24 months from the termination of any such employment, not to (i) own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, director, consultant or have any principal financial interest in, or aid or assist any person or entity other than Parent and its affiliates, in the conduct of, any business, venture or activity which manufactures, distributes or sells architectural paints and coatings or (ii) recruit or otherwise seek to induce any employees of Parent or its affiliates to terminate their employment or violate any agreement with or duty to Parent or any of its affiliates, in the United States, Canada, Mexico, Central America or South America.

          Capital Accumulation Program. In connection with the execution of the Merger Agreement, the Company amended its capital accumulation program to permit its Annual Employer Stock Contribution (as defined in such program), to be made prior to year end based on estimated covered compensation, to permit matching contributions to be made with consideration other than Shares, and to permit such funds to be invested in any of the other investment media available under such program. The Company also intends to make a discretionary contribution of up to $400,000 to the payroll-based employee stock ownership plan ("PAYSOP") portion of such program by December 31, 1995.

Arrangements with Parent, Purchaser or their Affiliates.

          The Merger Agreement.

          The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is filed as
Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text thereof. Capitalized terms not defined herein have the meaning given to them by the Merger Agreement.

          The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that Purchaser may modify the terms of the Offer, including without limitation, except as provided below, extending the Offer beyond any scheduled Expiration Date, except that, without the written consent of the Company, Purchaser will not decrease the purchase price paid in the Offer, decrease the number of Shares sought in the Offer, change the form of consideration payable in the Offer, make any other change which is materially adverse to the holders of Shares or modify or add to the conditions of the Offer specified in Section 14 of the Offer to Purchase. Notwithstanding the foregoing, except for one discretionary ten business day extension, the Offer may not be extended beyond any scheduled Expiration Date unless any of the conditions specified in Section 14 of the Offer to Purchase shall not have been satisfied; provided, however, that the Offer may not be extended beyond January 31, 1996 unless (i) the FTC or the Antitrust Division shall have requested additional information from Parent or the Company or any of their respective affiliates, in which case the Offer may be extended as necessary to comply with such request up to, but in no event later than, June 30, 1996, or (ii) at the time of extension an Acquisition Proposal (as defined below) exists. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Shares.

          The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with New York Law, Purchaser shall be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"). The Merger shall become effective upon the filing of a Certificate of Merger with the Department of State of the State of New York (or such later date as is specified in the Certificate of Merger). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by Parent or any of its subsidiaries or by the Company as treasury stock, and other than Shares owned by shareholders who have properly exercised rights of appraisal under Sections 623 and 910 of New York Law) will be converted into the right to receive $35.00 per Share, without interest, and each issued and outstanding share of common stock of Purchaser will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation (which will constitute the only issued and outstanding capital stock of the Surviving Corporation).

          The Merger Agreement provides that the certificate of incorporation and by-laws of Purchaser at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation. The Merger Agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation.

          The Company's Board of Directors. The Merger Agreement provides that, commencing upon the purchase of Shares pursuant to the Offer or the purchase of Option Shares (as defined below) pursuant to the Stock Option Agreement (as defined below), and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser (including the Option Shares) bears to the total number of Shares then outstanding, and the Company has agreed to take all action necessary to cause the Parent's designees to be elected or appointed to the Company's Board of Directors (including to cause directors to resign). Notwithstanding the foregoing, until the Effective Time, the Company has agreed to use reasonable efforts to retain as members of the Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement ("Company Designees"). In the event of the resignation of any or all of the Company Designees, the remaining Company Designees (or, if no other Company Designee shall remain on the Board, the last resigning Company Designee) have the right to appoint a successor or successors to serve as Company Designees. Parent and Purchaser have agreed to cause each such appointment to become effective. The Company's obligation to appoint Parent's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Merger Agreement also provides that following the election or appointment of Parent's designees to the Company's Board of Directors any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Purchaser or Parent under the Merger Agreement, any waiver of any condition to the obligations of the Company or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who are Company Designees; provided, that if there are no such directors, such actions may be effected by majority vote of the entire Board of Directors.

          Shareholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement and the Merger. The Merger Agreement provides that in connection with the Special Meeting, the Company will (i) promptly after the consummation of the Offer prepare and file with the Commission a proxy statement and other proxy materials relating to the Merger and the Merger Agreement and (ii) use its best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. In addition, if requested by Parent or Purchaser and in anticipation of (and prior to) the purchase of Shares by Purchaser pursuant to the Offer, the Company will (i) file with the Commission a proxy statement and all other proxy materials, which materials will be prepared by and reasonably acceptable to the Company, and (ii) call the Special Meeting. If Purchaser acquires at least two-thirds of the outstanding Shares (or if the number of Shares acquired by Purchaser together with the number of Option Shares total at least two-thirds of the outstanding Shares), Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. The Company has agreed, subject to the limitations described below under the heading "No Solicitation," to include in the proxy statement the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

          Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to by Parent, prior to the Effective Time the business of the Company and its subsidiaries shall be conducted only in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in substantial compliance with all applicable laws and regulations, and, to the extent consistent therewith, the Company and each of its subsidiaries will use its reasonable efforts to preserve intact its business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, licensors, licensees, distributors, and others having business relationships with it. In addition, except as expressly contemplated by the Merger Agreement or agreed to by Parent, without the prior written consent of each of the Company and its subsidiaries will not: (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except that the Company may continue the declaration and payment of regular quarterly cash dividends on its Common Stock of not more than $0.16 per share of Common Stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities; (iv) issue, grant, deliver or sell, or authorize or propose the issuance, delivery or sale of, pledge or otherwise encumber any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire any such shares, voting debt or convertible securities other than to Purchaser pursuant to the Merger Agreement and the Offer (other than in connection with the exercise of Employee Options outstanding on the date of the Merger Agreement); (v) amend or propose to amend its Restated Certificate of Incorporation or By-Laws or any other organizational or charter document; (vi) directly or indirectly,
(a) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any person, or (b) acquire or agree to acquire any assets, in either case other than in the ordinary course of business and consistent with past practices; (vii) except in the ordinary course of business and consistent with past practices, sell, lease, license, encumber or otherwise dispose of any of its assets, other than as may be required by law or to consummate the transactions contemplated by the Merger Agreement; (viii) incur any indebtedness for borrowed money under existing credit facilities exceeding in the aggregate $135,000,000, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others, other than the extension of trade credit in the ordinary course of business and consistent with past practices; (ix) enter into, adopt, amend (except as may be required by law or regulation) or terminate any Benefit Plan (as defined in the Merger Agreement) or other employee benefit plan, or any agreement, arrangement, plan or policy between the Company or any of its subsidiaries and one or more of its directors, officers or employees; (x) except for normal compensation increases in the ordinary course of business and consistent with past practices (a) increase in any manner the compensation or fringe benefits of any director, officer or employee, (b) pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement,
(c) grant any options, stock appreciation rights, phantom stock or performance units, or (d) enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (xi) make or agree to make any capital expenditure in excess of $8,000,000;
(xii) make any material tax election or settle or compromise any material tax liability; or (xiii)willfully and/or knowingly (a) take or agree or commit to take any action that would make any representation and warranty of the Company contained in the Merger Agreement inaccurate at, or as of any time prior to, the Effective Time, or (b) omit or agree to omit to take any action necessary and prudent to prevent any such representation or warranty from being inaccurate at any such time.

          No Solicitation. In the Merger Agreement, the Company has agreed that none of the Company, any of its subsidiaries or any of their respective officers, directors, employees, financial advisors, investment bankers, attorneys, or other advisors or representatives will, directly or indirectly, (i) take any action to solicit, initiate or encourage any offer or proposal for, or any indication of interest in, a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, 10% or more of any class of voting securities of the Company or any of its subsidiaries or a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (an "Acquisition Proposal"), or (ii) engage in negotiations or discussions regarding or disclose any information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to any person that may be considering making, or has made, an Acquisition Proposal. In addition, the Merger Agreement prohibits the Board of Directors of the Company (including any committee thereof) from withdrawing or modifying in a manner adverse to Parent the approval and recommendation of the Offer, the Merger Agreement, the Merger or the Stock Option Agreement or approve or recommend any Acquisition Proposal. Notwithstanding the foregoing, the Merger Agreement provides that
(i) the Company may participate in discussions or negotiations with or furnish information to any third party which makes a written Acquisition Proposal which either (x) is not subject to a financing contingency and involves the purchase for cash of 100% of the Company's Common Stock at a price per share greater than the purchase price of the Offer or (y) provides for the acquisition of 100% of the Company's Common Stock for consideration, not consisting entirely of cash, which the Company's Board of Directors determines, based on the advice of its financial advisor, is financially superior to the purchase price of the Offer (in the case of either (x) or (y), a "Superior Proposal"), and (ii) the Board of Directors or any committee thereof may withdraw or modify in a manner adverse to Parent the approval or recommendation of the Merger Agreement, the Offer, the Merger or Stock Option Agreement and may approve or recommend any such Superior Proposal, if, in the case of either (i) or
(ii), the Board of Directors of the Company determines (and is advised by its outside legal counsel) that the failure to take such action would constitute a breach of its fiduciary duties. The Company has agreed (i) to notify Parent promptly after receipt of any Acquisition Proposal (or any indication that any person is considering making an Acquisition Proposal) or any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal, and (ii) to keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request.

          Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that Parent shall maintain in effect, for a period of six years after the Effective Time, the existing policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries, covering those persons who were covered by such policies on the date of the Merger Agreement, with respect to matters arising before the Effective Time; provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the parties covered by such policies. The Merger Agreement provides that Parent shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, and if the annual premium of such insurance coverage exceeds that amount, Parent shall purchase as much coverage as possible for such amount.

          The Merger Agreement also provides that from and after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each person who was an officer or director of the Company or any of its subsidiaries on the date of the Merger Agreement or any time prior to the date thereof ("Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person was a director, officer, employee or agent of the Company or any of its subsidiaries (including service as a fiduciary of any employee benefit plan), whether (i) pertaining to any matter existing or occurring at or prior to the Effective Time, to the fullest extent permitted by New York Law, or (ii) based in whole or in part on the Merger Agreement or the transactions contemplated by the Merger Agreement.

          Company Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each of the then outstanding employee stock options to purchase Common Stock (the "Employee Options") granted under any employee stock option or compensation plan or arrangement of the Company (the "Company Stock Plans"), whether or not then vested or exercisable, shall be cancelled, and each holder of any such Employee Option shall be paid by the Company at the Effective Time for each such Employee Option an amount in cash (subject to any applicable withholding taxes) determined by multiplying (i) the excess, if any, of the price per Share paid in the Offer over the applicable exercise price of such Employee Option by (ii) the number of shares of Common Stock such holder could have purchased (assuming full vesting of all Employee Options) had such holder exercised such Employee Option in full immediately prior to the Effective Time. In the event any holder of a Employee Option who is an employee is terminated by the Company subsequent to the time a majority of the members of the Company's Board of Directors consists of designees of Parent and prior to the cancellation of the Employee Options as described above, the Company shall provide such employee the same payment described above, as if such employee had continued employment through the Effective Time, unless a majority of the directors of the Company determines that the employee was terminated as a result of being convicted of a felony involving moral turpitude or theft of Company assets. Prior to the Effective Time, the Company will use its best efforts to obtain any necessary consents and make any amendments to the terms of the Company Stock Plans to the extent such consents or amendments are necessary to give effect to the foregoing. Payment by the Company may be withheld in respect of any Employee Option until necessary consents are obtained.

          Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by New York Law, the Merger Agreement shall have been adopted by the shareholders of the Company in accordance with New York Law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or have been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall be issued which would prohibit the consummation of the Merger; and (iv) Parent or Purchaser shall have purchased Shares pursuant to the Offer or the Stock Option Agreement.

          Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, conduct of business, employee benefit plans, insurance, compliance with laws, litigation, environmental matters, tax matters, property, contracts and agreements, consents and approvals, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since December 31, 1994.

          Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company, (i) by the mutual consent of the Company and Parent; (ii) by the Company (A) if there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in the Merger Agreement which breach has not been cured, in the case of a representation or warranty, prior to the Effective Time or, in the case of a covenant or agreement, within thirty days following receipt by Parent of notice of such breach (provided that such right to terminate shall expire on the date on which Parent or Purchaser beneficially owns a majority of the Shares (including the Option Shares) and Parent's designees constitute the requisite percentage (but not less than a majority) of the members of the Board of Directors of the Company specified in the Merger Agreement), or (B) if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction or other order of a court or other authority having jurisdiction preventing the consummation of the Merger shall have become final and non-appealable; (iii) by Parent (A) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement which breach has not been cured, in the case of a representation or warranty, prior to the Effective Time or, in the case of a covenant or agreement, within thirty days following receipt by the Company of notice of such breach (provided that such right to terminate shall expire on the date on which Parent or Purchaser beneficially owns a majority of the Shares (including the Option Shares) and Parent's designees constitute the requisite percentage (but not less than a majority) of the members of the Board of Directors of the Company specified in the Merger Agreement), (B) if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable, or (C) if Jules F. Knapp, a director of the Company, fails to execute and deliver to Parent a noncompetition agreement within fifteen business days following the execution of the Merger Agreement (which agreement was executed and delivered as of November 5, 1995); (iv) by either the Company or Parent if the Offer has not been consummated by January 31, 1996 (the "Outside Termination Date"); provided that if an HSR Authority shall have requested additional information from any of the parties hereto or any of their affiliates pursuant to 15 U.S.C.
Section 18a(e)(1) or the rules and regulations thereunder on or prior to January 31, 1996, Parent may elect to change the Outside Termination Date from time to time, to the extent necessary to satisfy the requirements of the HSR Act provided that the Outside Termination Date will not be later than June 30, 1996 and provided further that the Merger Agreement has not been terminated by the Company pursuant to the terms of the Merger Agreement prior to the date of such election; and further provided that notwithstanding the preceding proviso to the contrary, if an Acquisition Proposal is made prior to the consummation of the Offer, Parent may elect to extend the Outside Termination Date in increments of not more than ten business days, provided that an Acquisition Proposal continues to exist at the time of any such election and the Agreement has not been terminated by the Company prior thereto; (v) by Parent upon the occurrence of a "Trigger Event" (as defined below); provided that such right to terminate shall expire on the date on which Parent or Purchaser beneficially owns a majority of the outstanding Shares (including the Option Shares) and Parent's designees constitute the requisite percentage (but not less than a majority) of the members of the Board of Directors of the Company specified in the Merger Agreement; (vi) by Parent, if Parent shall have received any communication from an HSR Authority (which communication shall be confirmed to the Company) that causes Parent reasonably to believe that any HSR Authority has authorized the initiation of litigation or an administrative proceeding challenging the transactions contemplated by the Merger Agreement under U.S. antitrust laws, which litigation or administrative proceeding will include a motion seeking an order or injunction prohibiting the consummation of any of the transactions contemplated by the Merger Agreement; (vii) by the Company, if Parent does not commence the Offer within five business days following the public announcement of the terms of the Merger Agreement or if the Offer expires by its terms and Purchaser shall not have purchased any Shares pursuant to the Offer; and (viii) by Parent, if (A) the Stock Option Agreement is breached by an Option Shareholder or (B) if the Stock Option Agreement (or any material provisions thereof) is terminated or held by a court to be unenforceable for any reason or if the Company or any Option Shareholder asserts or states an intention to assert any such enforceability and, in any such case, as a result thereof, Parent concludes in its reasonable discretion that its ability to consummate the transactions contemplated by the Merger Agreement has been materially impaired or such consummation will be materially delayed or rendered materially more expensive.

          If the Merger Agreement is terminated by Parent (a) pursuant to its right described in clause (v) or (viii) of the preceding paragraph following the occurrence of any Trigger Event, or (b) pursuant to its right described in clause (iii)(A) of the preceding paragraph and within six months after such termination a Trigger Event (other than an event described in clause (ii) of the following paragraph) occurs with respect to any person with whom the Company or any of its directors, officers, employees, financial advisors, investment bankers, attorneys or other advisors engaged in negotiations, or discussions regarding, or disclosed any information regarding, a possible Acquisition Proposal since June 30, 1995, then, in either such case, the Company will be obligated to pay Parent, in respect of Parent's expenses and lost opportunity costs, an amount in immediately available funds equal to $15,000,000.

          As used herein, the term "Trigger Event" means each of the following events: (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal or similar business combination or transaction other than the transactions contemplated by the Merger Agreement; (ii) the Board of Directors of the Company or any committee thereof shall have withdrawn or materially and adversely modified its approval or recommendation of the Offer or the Merger Agreement; (iii) the Board of Directors of the Company or any committee thereof shall have made any recommendation with respect to an Acquisition Proposal by any person (other than Parent) other than a recommendation rejecting or against such Acquisition Proposal; (iv) the Company receives any Acquisition Proposal by any person (other than Parent), and the Company's Board of Directors takes a neutral position or makes no recommendation with respect to such Acquisition Proposal after a reasonable amount of time (and in no event more than five business days) has elapsed for the Company's Board of Directors to review and make a recommendation with respect to such Acquisition Proposal consistent with the Board's fiduciary duties; or (v) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates and the Option Shareholders shall have become the beneficial owner (determined pursuant to Rule 13d-3 under the Exchange Act) of at least 20% of any class of shares of capital stock of the Company (including the Shares) or shall have acquired, directly or indirectly, at least 20% of the assets or earning power of the Company, other than acquisitions of securities for bona fide arbitrage purposes only.

          The Merger Agreement provides that if the Merger Agreement is terminated by Parent or by the Company, but Parent or Purchaser subsequently purchases Option Shares pursuant to the Stock Option Agreement, then Parent and Purchaser will, as soon as reasonably practical following the purchase of such Option Shares, commence a cash tender offer to purchase all of the Shares not owned by Parent or Purchaser at a price of $35.00 per Share. Parent and Purchaser have agreed to accept all Shares tendered into such offer, subject only to the conditions set forth in paragraphs (a) and (b) of Section 14 of the Offer to Purchase.

          The Stock Option Agreement.

          Simultaneously with the execution of the Merger
Agreement, certain shareholders of the Company, including seven directors of the Company (collectively, the "Option
Shareholders"), entered into a Stock Option, Pledge and Security

Agreement (the "Stock Option Agreement") with Parent and Purchaser. The following is a summary of the material terms of the Stock Option Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

          Pursuant to the Stock Option Agreement, the Option Shareholders have irrevocably granted to Parent and Purchaser an option ("Option") to purchase an aggregate of 4,563,651 outstanding Shares, representing approximately 40% of the Shares outstanding as of the date of the Merger Agreement on a fully diluted basis (the "Option Shares"), which Option is exercisable by Parent or Purchaser at any time on or after January 2, 1996. The Stock Option Agreement provides that if the Offer is consummated on or prior to December 31, 1995, either Parent or Purchaser is required to exercise the Option not later than January 4, 1996. The Stock Option Agreement also provides, however, that if the Expiration Date is extended to 5:00 p.m., New York City time, on January 5, 1996 or any later time, the Option Shareholders are required to tender the Option Shares into the Offer not later than January 3, 1996. The Stock Option Agreement generally does not prohibit an Option Shareholder from tendering Option Shares into the Offer prior to any such extension of the Expiration Date. However, the Option Shareholders have agreed that if the purchase price of the Offer is for any reason increased, then (i) the Option Shareholders will not tender their Option Shares into the Offer after the first public announcement of such increase, and (ii) if any Option Shares were tendered into the Offer prior to the first public announcement of such increase, the tendering Option Shareholders will promptly withdraw their tenders of such Option Shares. Parent and Purchaser do not know if any Option Shares will be tendered in response to the Offer prior to January 2, 1996, although they have been advised that certain of the Option Shareholders presently do not expect to tender their Shares until 1996.

          In connection with the Stock Option Agreement, the Option Shareholders have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Option Shareholders' authority to enter into and perform their obligations under the Stock Option Agreement, (iii) the ability of the Option Shareholders to enter into the Stock Option Agreement without violating other agreements to which they are party, (iv) the absence of liens and encumbrances on and in respect of the Option Shares and (v) restrictions on the transfer of the Option Shares. In addition, the Option Shareholders have (i) granted to Parent, its officers and certain other persons an irrevocable proxy to exercise any and all voting and other rights with respect to the Option Shares; (ii) irrevocably appointed each of the foregoing as the Option Shareholders' attorney-in-fact, with irrevocable instructions (a) validly to tender the Option Shares into the Offer if the Option Shareholders are so required under the Stock Option Agreement, (b) properly to withdraw the Option Shares from the Offer if the Option Shareholders are so required under the Stock Option Agreement and (c) to execute any instrument of transfer and/or other documents and do all such other acts and things as may in the opinion of such persons be necessary or expedient for the purpose of, or in connection with, tendering or withdrawing such Option Shares into or from the Offer, to the extent required by the Stock Option Agreement; and (iii) agreed not to exercise or attempt to exercise any rights pertaining to the Option Shares without the prior consent of Parent. The Option Shareholders have also irrevocably pledged the Option Shares to Purchaser, and granted Purchaser security interests therein, to secure the due and prompt performance of the Option Shareholders' obligations under the Stock Option Agreement.

          Purchaser and Parent have agreed to indemnify, defend and hold harmless, for a period of not less than six years, each Option Shareholder against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, such Option Shareholder's execution or performance of, or the consummation of the transactions contemplated by, the Stock Option Agreement. However, neither Purchaser nor Parent will indemnify any Option Shareholder for any such losses based in whole or in part on, or arising in whole or in part out of, (i) the breach of such Option Shareholder's representation, warranty or covenant set forth in the Stock Option Agreement, other than any challenges to the enforceability of the Stock Option Agreement based on fiduciary duty arguments,
(ii) any willful act which, to the knowledge of such Option Shareholder, constituted a violation or breach of any statute, rule, regulation, agreement or understanding which applies to such Option Shareholder or to which such Option Shareholder is a party, or (iii) fraud by such Option Shareholder.

          The Confidentiality Agreement

          On August 22, 1995, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which the Company agreed to provide certain information to Parent and Parent agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. Parent also agreed that for a period of three years from the date of execution of the Confidentiality Agreement, without the prior written consent of the Company, it would not, among other things, take any action that would cause or facilitate the acquisition by any person, including the Purchaser or its affiliates, of any securities or assets of the Company or any of its subsidiaries or solicit for employment or employ any person who is now employed by the Company or any of its subsidiaries and who is identified by the Parent as a result of its evaluation or otherwise in connection with the possible acquisition of the Company. The foregoing is a summary of the material terms of the Confidentiality Agreement and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

ITEM 4.   The Solicitation or Recommendation.

          (a)  Recommendation of the Board of Directors.

               The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interest of, the shareholders of the Company. The Board of Directors recommends that (i) all holders of Shares who wish to receive cash for their Shares during 1995 tender their Shares pursuant to the Offer and (ii) all holders of Shares tender their Shares in the event the Offer is extended beyond December 31, 1995. See Item 8 -- Federal Income Tax Considerations.

          (b)  Background; Reasons for the Recommendation.

               Starting in March 1995, the Board of Directors began to give consideration to a public offering of Shares for the purpose of (i) gaining an alternative source of financing,
(ii) increasing the public float of the Shares with the goals of increasing liquidity and favorably impacting the price of the Shares and (iii) responding to the request of certain shareholders of the Company that they were interested in selling a portion of their Shares pursuant to the Registration Rights Agreement. The Company commenced discussions with Merrill Lynch & Co. ("Merrill Lynch"), which would act as underwriter for such public offering. Over the next several months, the Company continued to prepare for such public offering.

          As a result of the trend toward consolidation in the paint and coatings industry, including the acquisition of Grow Group, Inc. ("Grow") at a price which the Company deemed favorable to Grow's shareholders, the Company determined to explore whether it might be able to achieve substantial value for its shareholders. On June 26, 1995, the Board of Directors determined that, before proceeding with the public offering, it would engage Merrill Lynch for the purpose of exploring such opportunities.

          On July 14, 1995, the Company engaged Merrill Lynch to act as its financial advisor, with the following understanding:
(i) Merrill Lynch understood that the Company was not for sale and had not determined to seek a buyer for all or any part of the Company; (ii) the initial purpose of Merrill Lynch's engagement was to conduct a limited inquiry to determine whether there would be any interest on the part of three companies identified by the Company (the "Candidates"), including Parent, to acquire the Company in a transaction which would provide a high level of consideration to shareholders; and (iii) in the event the Company determined to pursue such a transaction, to act as its exclusive financial advisor.

          On behalf of the Company, Merrill Lynch thereafter contacted the three Candidates, and furnished publicly available information regarding the Company to all of them. In addition, two other companies approached Merrill Lynch to explore the possibility of acquiring the Company. Two of the Candidates, as well as the two other interested parties, declined to make proposals to acquire the Company.

          On August 22, 1995, Parent and the Company executed the Confidentiality Agreement and Parent subsequently received certain proprietary information concerning the Company. Thereafter, representatives of the Company and Merrill Lynch met with representatives of Parent to discuss the Company's business, and the Company and Merrill Lynch furnished Parent with various public and non-public information concerning the Company and its business operations.

          On October 25, 1995, Parent submitted to the Company a proposal to acquire all the Shares of the Company pursuant to a cash tender offer of $32 per Share, followed by a cash merger in which any non-tendering shareholders would receive the same cash price. Parent's proposal was subject to several conditions, including the negotiation and execution of a definitive merger agreement with the Company, an accelerated due diligence review of additional confidential business information of the Company and the agreement of certain shareholders of the Company (the "Optionees") to (i) tender their shares and (ii) grant to Parent an option to purchase their Shares.

          On October 26, 1995, representatives of Merrill Lynch informed representatives of Parent that neither the Company's management nor its principal shareholders would be prepared to recommend the $32 per Share price to the Board of Directors of the Company. Furthermore, the Company did not know whether its principal shareholders would enter into the required tender and option agreement.

          On October 26, 1995, representatives of Parent informed representatives of Merrill Lynch that Parent had increased its offer to $35 per Share. They also stated that Parent's willingness to increase its offer was conditioned on receipt of assurances that the Company's principal shareholders would support the offer by entering into a tender and option agreement. Parent advised that it would begin negotiations immediately, with a goal of executing definitive acquisition agreements, but only if the Company indicated its support of the offer. Following informal discussions among directors, in which they generally indicated their support, Parent was advised of such support and negotiations commenced on October 28, 1995.

          Over the course of the next several days the parties discussed the terms of the proposed Merger Agreement and Stock Option Agreement. Several of the Optionees indicated their desire for a structure which would not require the payment of taxes, or which would result in taxable income being realized in 1996. Parent agreed to a structure which could permit some shareholders to receive cash in 1995 (in the event Purchaser purchases Shares pursuant to the Offer in 1995), yet would permit all shareholders to receive cash in 1996 (either pursuant to an extended tender offer, the exercise of the Option (in the case of the Optionees) or the consummation of the Merger). See Item 8 below.

          On October 30, 1995, the Board of Directors of the Company met to discuss the proposed transaction, and was apprised of the progress in the negotiations with Parent. Negotiations between and among the Company, Parent and the Optionees continued on various matters, including economic terms, and Parent continued its due diligence review.

          On November 3, 1995, the Board of Directors of the Company met to consider the terms of the proposed transaction and to approve the forms of agreements. Representatives of Merrill Lynch made a presentation to the Board of Directors and delivered its oral opinion (which it subsequently confirmed in writing) that, as of that date and based upon its review and analysis and subject to the limitations set forth therein, the $35 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The Company's legal counsel reviewed the principal aspects of the Merger Agreement. The Board of Directors, as a whole, then analyzed and discussed the Offer, the Merger Agreement, the Stock Option Agreement and the Merger. The Board of Directors, by a vote of 10 to 2 (with Joseph J. Castiglia and David Newcomb dissenting and one director absent), determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company's shareholders, approved the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby and resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's shareholders. The Merger Agreement and the Stock Option Agreement were executed on November 5, 1995.

          A copy of the joint press release of the Company and the Purchaser announcing the execution of the Merger Agreement and the Stock Option Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as Exhibit 5 and is incorporated herein by reference.

          In reaching its conclusion to approve the Merger
Agreement and recommend that holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including, without limitation, the following:

          (1)  the terms of the Merger Agreement, the Stock
Option Agreement and the other documents to be executed in connection therewith;

          (2) the financial condition, results of operations, business and prospects of the Company;

          (3) the historical market prices for the Shares, particularly the fact that the $35 per Share price in the Offer represents (x) a premium of approximately 69% over the closing price of $20 3/4 for the Shares on November 3, 1995, the last trading day prior to the approval of the Merger Agreement, and
(y) a higher price than the Shares have ever traded;

          (4) the oral opinion of Merrill Lynch delivered to the Board of Directors on November 3 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $35 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of the written opinion dated November 3, 1995 of Merrill Lynch, setting forth the assumptions made, factors considered and scope of the review undertaken by Merrill Lynch, is attached hereto as Exhibit 6 and incorporated herein by reference. Shareholders are urged to read the opinion of Merrill Lynch in its entirety;

          (5) the fact that the holders of 40% of the Shares were prepared to support the Merger Agreement by entering into the Stock Option Agreement;

          (6) the fact that the Offer and the Merger are not conditioned on the availability of financing;

          (7) the availability of dissenters' appraisal rights in the Merger;

          (8) the fact that the Merger Agreement, which prohibits the Company, its subsidiaries or its affiliates from initiating, soliciting or encouraging any potential acquisition proposal, does permit the Company to furnish information to and participate in discussions or negotiations with any third party satisfying the conditions described above in Item 3 under "The Merger Agreement -- No Solicitation."

          (9) the provisions of the Merger Agreement that require the Company to pay Purchaser a termination fee of $15 million under certain circumstances as described above in Item 3 under "The Merger Agreement -- Termination; Fees";

          (10) the structure of the Offer and the Merger, including (a) the fact that the Offer will permit shareholders to receive cash for their Shares promptly, assuming the minimum condition and the other conditions to the Offer are satisfied,
(b) the fact that shareholders who wish to defer receipt of cash for their Shares until 1996 can accomplish their goal by tendering their Shares into the Offer (if it is extended into 1996) or by not tendering and receiving cash for their Shares in the Merger (see Item 8 below) and (c) the fact that the Stock Option Agreement may increase the likelihood that the Merger will be effected; and

          (11) the results of the process undertaken to solicit proposals from third parties to acquire the Company.

          The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.   Persons Retained, Employed or to be Compensated.

          Pursuant to a letter agreement dated July 14, 1995 with the Company (the "Engagement Letter"), Merrill Lynch was engaged to act as exclusive financial advisor to the Company (see Item 4(b) above). Pursuant to the Engagement Letter, the Company has agreed to pay Merrill Lynch for its services (i) a fee of $100,000 in cash, payable on the date of execution of the Confidentiality Agreement, (ii) a fee of $400,000 in cash, payable upon the execution of the Merger Agreement, and (iii) if, during the period in which Merrill Lynch is engaged by the Company or within one year thereafter, a Transaction (as defined in the Engagement Letter) with a Candidate is consummated or the Company enters into an agreement with a Candidate which subsequently results in a Transaction with such Candidate, or a Transaction is consummated with a third party or the Company enters into an agreement with a third party which subsequently results in a Transaction with such party (provided such third party was not directly or indirectly solicited by Merrill Lynch without the Company's written consent and discussions between the Company or Merrill Lynch and the third party commenced during the period Merrill Lynch is engaged by the Company), a fee equal to 1% of the aggregate purchase price paid in such Transaction, payable in cash upon the closing of such Transaction, less any fees paid pursuant to (i) and (ii) above. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable counsel fees and expenses), and to indemnify Merrill Lynch for certain liabilities related to or arising out of any Transaction or Merrill Lynch's provision of services to the Company pursuant to the Letter Agreement.

          In the ordinary course of its business, Merrill Lynch may actively trade the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

          Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.   Recent Transactions and Intent with Respect to
          Securities.

          (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate or subsidiary of the Company except for (i) the Stock Option Agreement and (ii) the following transactions: (a) Franklin H. Fitch, who retired as an executive officer of the Company on July 28, 1995, exercised Employee Options on October 6 and 12, 1995 for a total of 23,000 Shares and sold 3,900 of such Shares in the open market, (b) Mr. Stevens' spouse gifted 3,000 Shares to a charity on November 4, 1995, and (c) in October, 1995 JFK Annuity Trusts No. II and III transferred a total of 80,059 Shares to Jules F. Knapp Family Trust No. IV.

          (b) To the best of the Company's knowledge, except as described above in Item 3(b) -- Stock Option Agreement, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.   Certain Negotiations and Transactions by the Subject
          Company.

          (a) Except as described under Items 3(b) and 4 above, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as otherwise set forth in response to Item 4 above, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.   Additional Information to be Furnished.

          (a) Federal Income Tax Considerations. The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code") and also may be a taxable transaction under applicable state, local and other tax laws. In general, a shareholder will recognize gain or loss equal to the difference between the tax basis for the Shares sold and the amount of cash received in exchange therefor. Gain or loss is computed separately for each block of Shares (Shares which were purchased at the same time and price) sold. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder. A capital gain or loss will be long-term capital gain or loss if, as of the date of such sale, the Shares have been held more than twelve months. There are limitations on the deductibility of capital losses.

          Under present law, long-term capital gains recognized in 1995 are taxable at a maximum rate of 28% for individuals and 35% for corporations, while ordinary income is taxable at a maximum rate of 39.6% for individuals and 35% for corporations. Legislation is currently pending before both houses of Congress (the "Pending Legislation") which would, if enacted in current form, reduce the tax rate applicable to long-term capital gains recognized by individuals and corporations. Additionally, the Pending Legislation would further limit the deduction for long-term capital losses. The Pending Legislation is only proposed, however, and there can be no assurance that such legislation will be enacted or, if enacted, that the legislation will be enacted in its present form.

          Under the proposal before the U.S. House of Representatives, the Pending Legislation would apply retroactively to sales of capital assets occurring on or after January 1, 1995; a similar proposal before the U.S. Senate would apply the Pending Legislation retroactively to sales of capital assets occurring on or after October 13, 1995. Thus, the Pending Legislation would, if enacted in its current form, apply to sales of Shares occurring pursuant to the Offer as well as pursuant to the Merger. There can be no assurance that the Pending Legislation, if enacted, would be enacted with either of the above effective dates, however, and it is possible that the Pending Legislation would apply prospectively only to sales of capital assets that occur after a time that (i) precedes both the close of the Offer and the Effective Time of the Merger, (ii) precedes the Effective Time of the Merger but comes after the close of the Offer or (iii) comes after both the close of the Offer and the Effective Time of the Merger.

          The Offer is currently scheduled to close in 1995, while the Effective Time of the Merger would occur sometime in 1996. Accordingly, shareholders wishing to optimize their chances that the Pending Legislation, if enacted, would apply to any long-term capital gains recognized upon the sale of their Shares may wish to choose not to tender their Shares at this time.

          The foregoing discussion is for general information only and is based on existing tax laws as of the date of the Offer, which may differ on the date of consummation of the Offer or the Effective Time. The tax treatment of each shareholder will depend in part upon his particular situation. All shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the possible effects to them under the Pending Legislation, and the applicability and effect of any state, local and foreign tax laws.

          (b) Parent's Designation of Persons to be Elected to the Company's Board of Directors. The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9.   Material to be Filed as Exhibits.

Exhibit 1 --   Agreement and Plan of Merger, dated as of
               November 4, 1995, among the Company, Parent and
               Purchaser.
Exhibit 2 --   Stock Option, Pledge and Security Agreement, dated
               as of November 4, 1995, among Parent, Purchaser
               and certain shareholders of the Company.
Exhibit 3 --   Confidentiality Agreement, dated August 22, 1995,
               between Parent and Company.
Exhibit 4 --   Joint Press Release of the Company and Parent
               issued on November 6, 1995.
Exhibit 5* --  Letter to Shareholders of the Company, dated
               November 9, 1995.

Exhibit 6* --  Opinion of Merrill Lynch & Co., dated November 3,
               1995.
Exhibit 7 --   Employment Agreement, effective as of January 1,
               1983, between the Company and Joseph J. Castiglia.
Exhibit 8 --   Employment Agreement, dated as of February 19,
               1994, between United Coatings and Jules F. Knapp
               (incorporated by reference to Exhibit 10.1 to the
               Company's Registration Statement on Form S-4, File
               No. 33-78966).
Exhibit 9 --   Noncompetition Agreement, dated as of November 5,
               1995, between the Company and Jules F. Knapp.
Exhibit 10 --  Employment Agreement, dated as of August 4, 1994, between United Coatings and Joy F. Knapp.
Exhibit 11 --  Amended and Restated Employment Agreement, dated as of October 30, 1995, between the Company and James R. Boldt.
Exhibit 12 --  Employment Agreement, dated as of June 16, 1992, between the Company and Randall L. Clark
               (incorporated by reference to Exhibit 10(d) to the Company's 1992 Form 10-K, File No. 1-994).
Exhibit 13 --  Form of Severance Agreement, dated as of
               October 30, 1995 between the Company and certain employees of the Company.
Exhibit 14 --  1990 Stock Option/Stock Appreciation Rights Plan,
               as amended (incorporated by reference to Appendix
               N to the Company's Registration Statement on
               Form S-4, File No. 33-78966).
Exhibit 15 --  1980 Stock Option/Stock Appreciation Rights Plan
               (incorporated by reference to Appendix M to the Company's Registration Statement on Form S-4,
               File No. 33-78966).
Exhibit 16 --  Shareholders Agreement, dated February 25, 1994, among the Company and certain shareholders of the Company (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-
               4, File No. 33-28966).
Exhibit 17 --  Registration Rights Agreement, dated August 4,
               1994, between the Company and certain shareholders of the Company (incorporated by reference to Exhibit 2.4 to Exhibit 2.2 to the Company's
               Registration Statement on Form S-4, File No.
               33-28966).
Exhibit 18 --  Right of First Offer Agreement, dated August 4,
               1994, between the Company and Jules F. Knapp
               (incorporated by reference to Exhibit 2.5 to the Company's Registration Statement on Form S-4, File
               No. 33-78966).
Exhibit 19 --  Amendment, dated as of November 4, 1995, to Right of First Offer Agreement, dated as of August 4,
               1994, between the Company and Jules F. Knapp.
Exhibit 20 --  Intershareholder Agreement between certain
               shareholders of the Company (incorporated by reference to Appendix F to the Company's
               Registration Statement on Form S-4, File No. 33-
               78966).

Exhibit 21 --  Rights Agreement, dated as of January 31, 1989, between the Company and Mellon Securities Trust Company (incorporated by reference to Exhibit 1 to the Company's Form 8-A Registration Statement dated February 10, 1989, File No. 1-994).
Exhibit 22 --  Amendment No. 1, dated as of February 25, 1994, to
               Rights Agreement, dated as of January 31, 1989, between the Company and Mellon Securities Trust Company (incorporated by reference to Exhibit 4 to the Company's Form 8-A/A Registration Statement dated March 8, 1994, File No. 1-994).
Exhibit 23 --  Amendment No. 2, dated as of October 30, 1995, to
               Rights Agreement, dated as of January 31, 1989, between the Company and Mellon Securities Trust Company.
Exhibit 24 --  Substituted Note, dated August 4, 1994 made by Joy
               F. Knapp to the Company.
Exhibit 25 --  Pledge Agreement, dated as of August 4, 1994, by
               Joy F. Knapp in favor of the Company.
Exhibit 26 --  Form of Amendment to Lease Agreement to be entered between United Coatings Inc. and various lessors.
Exhibit 27 --  Amendment No. 1 to Pratt & Lambert United's
               Capital Accumulation Program, dated as of November
               3, 1995.

______________


* Included in copies of the Schedule 14D-9 mailed to shareholders.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1995

                                   Pratt & Lambert United, Inc.


                                   By: /s/  JOSEPH J. CASTIGLIA
                                      Name: Joseph J. Castiglia
                                      Title: President and Chief
                                            Executive Officer

                          EXHIBIT INDEX

                                                            Page

Exhibit 1 --   Agreement and Plan of Merger, dated
               as of November 4, 1995, among the
               Company, Parent and Purchaser.
Exhibit 2 --   Stock Option, Pledge and Security
               Agreement, dated as of November 4,
               1995, among Parent, Purchaser and
               certain shareholders of the
               Company.
Exhibit 3 --   Confidentiality Agreement, dated
               August 22, 1995, between Parent and
               Company.
Exhibit 4 --   Joint Press Release of the Company
               and Parent issued on November 6,
               1995.
Exhibit 5 --   Letter to Shareholders of the
               Company, dated November 9, 1995.
Exhibit 6 --   Opinion of Merrill Lynch & Co.,
               dated November 3, 1995.
Exhibit 7 --   Employment Agreement, effective as
               of January 1, 1983, between the
               Company and Joseph J. Castiglia.
Exhibit 8 --   Employment Agreement, dated as of
               February 19, 1994, between United
               Coatings and Jules Knapp
               (incorporated by reference to
               Exhibit 10.1 to the Company's
               Registration Statement on Form S-4,
               File No. 33-78966).
Exhibit 9 --   Noncompetition Agreement, dated as
               of November 5, 1995, between the
               Company and Jules F. Knapp.
Exhibit 10 --  Employment Agreement, dated as of
               August 4, 1994, between United
               Coatings and Joy F. Knapp.
Exhibit 11 --  Amended and Restated Employment
               Agreement, dated as of October 30,
               1995, between the Company and James
               R. Boldt.
Exhibit 12 --  Employment Agreement, dated as of
               June 16, 1992, between the Company
               and Randall L. Clark (incorporated
               by reference to Exhibit 10(d) to
               the Company's 1992 Form 10-K, File
               No. 1-994).
Exhibit 13 --  Form of Severance Agreement, dated
               as of October 30, 1995 between the
               Company and certain employees of
               the Company.
Exhibit 14 --  1990 Stock Option/Stock
               Appreciation Rights Plan
               (incorporated by reference to
               Appendix N to the Company's
               Registration Statement on Form S-4,
               File No. 33-78966).

Exhibit 15 --  1980 Stock Option/Stock
               Appreciation Rights Plan, as
               amended (incorporated by reference
               to Appendix M to the Company's
               Registration Statement on Form S-4,
               File No. 33-78966).
Exhibit 16 --  Shareholders Agreement, dated
               February 25, 1994, among the
               Company and certain shareholders of
               the Company (incorporated by
               reference to Exhibit 2.2 to the
               Company's Registration Statement on
               Form S-4, File No. 33-28966).
Exhibit 17 --  Registration Rights Agreement,
               dated August 4, 1994, between the
               Company and certain shareholders of
               the Company (incorporated by
               reference to Exhibit 2.4 to Exhibit
               2.2 to the Company's Registration
               Statement on Form S-4, File No. 33-
               28966).
Exhibit 18 --  Right of First Offer Agreement,
               dated August 4, 1994, between the
               Company and Jules F. Knapp
               (incorporated by reference to
               Exhibit 2.5 to the Company's
               Registration Statement on Form S-4,
               File No. 33-78966).
Exhibit 19 --  Amendment, dated as of November 4,
               1995, to Right of First Offer
               Agreement, dated as of August 4,
               1994, between the Company and Jules
               F. Knapp.
Exhibit 20 --  Intershareholder Agreement between
               certain shareholders of the Company
               (incorporated by reference to
               Appendix F to the Company's
               Registration Statement on Form S-4,
               File No. 33-78966).
Exhibit 21 --  Rights Agreement, dated as of
               January 31, 1989, between the
               Company and Mellon Securities Trust
               Company (incorporated by reference
               to Exhibit 1 to the Company's Form
               8-A Registration Statement dated
               February 10, 1989, File No. 1-994).
Exhibit 22 --  Amendment No. 1, dated as of
               February 25, 1994, to Rights
               Agreement, dated as of January 31,
               1989, between the Company and
               Mellon Securities Trust Company
               (incorporated by reference to
               Exhibit 4 to the Company's Form 8-
               A/A Registration Statement dated
               March 8, 1994, File No. 1-994).

Exhibit 23 --  Amendment No. 2, dated as of
               October 30, 1995, to Rights
               Agreement, dated as of January 31,
               1989, between the Company and
               Mellon Securities Trust Company.
Exhibit 24 --  Substituted Note, dated August 4,
               1994 made by Joy F. Knapp to the
               Company.
Exhibit 25 --  Pledge Agreement, dated as of
               August 4, 1994, by Joy F. Knapp in
               favor of the Company.
Exhibit 26 --  Form of Amendment to Lease
               Agreement to be entered between
               United Coatings and various
               lessors.
Exhibit 27 --  Amendment No. 1 to Pratt & Lambert
               United's Capital Accumulation
               Program, dated as of November 3,
               1995.

                                                       SCHEDULE I

                  PRATT & LAMBERT UNITED, INC.
                       75 Tonawanda Street
                     Buffalo, New York 14207

                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

          This Information Statement is being mailed on or about November 9, 1995 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pratt & Lambert United, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

          The Company, SWACQ, Inc., a New York corporation ("Purchaser"), and The Sherwin-Williams Company, an Ohio corporation ("Parent"), entered into an Agreement and Plan of Merger dated as of November 4, 1995 (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $35.00 per Share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

          The Merger Agreement requires the Company to take such action to cause the Parent Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. See "Right to Designate Directors; Parent
Designees."

          You are urged to read this Information Statement carefully. You are not, however, required to take any action.
Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

          Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 9, 1995. The Offer is scheduled to expire at 12:00 midnight, New York time, on Friday, December 8, 1995, unless the Offer is extended.

          The information contained in this Information Statement
(including information incorporated by reference) concerning
Parent and Purchaser and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

         RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

          The Merger Agreement provides that from time to time upon the purchase of Shares pursuant to the Offer or the Stock Option Agreement (as defined in the Schedule 14D-9), Parent shall be entitled to designate the number of directors ("Parent Designees"), rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors designated by Parent pursuant to this sentence) and (ii) the percentage that
(A) the sum of (x) the number of Shares owned by Parent and Purchaser (including Shares accepted for payment in the Offer, provided funds therefor have been deposited with the Depositary (as defined in the Merger Agreement)) and (y) the number of Shares subject to the Stock Option Agreement, represents of (B) the total number of Shares outstanding. The Merger Agreement requires that the Company take any and all such action to cause the Parent Designees to be appointed to the Company's Board of Directors, including without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. The Merger Agreement provides that the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on Company's Board of Directors on each committee of the Board, and each board of directors, and each committee thereof, of each Subsidiary.


         DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

General

          The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 1, 1995, there were 10,704,276 Shares outstanding and 704,850 Shares reserved for issuance upon the exercise of certain options outstanding. The Board of Directors currently consists of thirteen members. At each Annual Meeting of Shareholders, directors are elected to hold office until the next Annual Meeting of Shareholders and until their respective successors have been elected and have qualified.

Directors of the Company

          The names of the current directors, their ages as of November 1, 1995 and certain other information about them are set forth below. There are no family relationships among any of the directors or executive officers of the Company except as indicated below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.


Andrew M. Boas           Mr. Boas, 40, is a member of the Audit
                         Committee of the Company. He has been a
                         director since 1994.

                         Mr. Boas is a managing director,
                         Merchant Banking, of Carl Marks & Co.,
                         Inc. ("CMCO"), a diversified merchant
                         bank specializing in leveraged buyouts,
                         real estate, venture capital, money
                         management and management consulting. He is a general partner of Carl Marks Management Co., L.P., a registered investment advisor. He is a director of Herman's Sporting Goods, Inc., and U.S. Trails, Inc., a membership-based campground company and Sport and Health, Inc., a health and fitness chain. Mr. Boas was a director of American Corp. Ltd., an Australian based closed-end fund which invested in American securities, until January 1993 when the fund was liquidated. Mr. Boas is the brother-in-law of Mark L. Claster

Joseph J. Castiglia      Mr. Castiglia, 61, is vice chairman,
                         president and chief executive officer of the Company. He is a member of the Executive Committee of the Company and has been a director since 1971.

                         Mr. Castiglia is a director of the
                         Vision Group of Funds, Inc., a
                         registered investment company, and
                         Sevenson Environmental Services, Inc. He is chairman and director of the Buffalo Branch of the Federal Reserve Bank of New York. He is also a director and executive committee member of the National Paint & Coatings Association.

Mark L. Claster          Mr. Claster, 42, is a member of the
                         Audit and Compensation Committees of the Company. He has been a director since
                         1994.

                         Mr. Claster is a managing director and
                         chief operating officer of CMCO. He is
                         the managing director of CM Capital Co., an affiliate of CMCO, and is the chief executive officer of its realty and consulting division. He is a director of Bulk Materials, Inc. and a trustee of North Shore University Hospital Medical Center. Mr. Claster is the brother-in-law of Mr. Boas.

Alvin L. Gorman          Mr. Gorman, 61, is a member of the Audit
                         and Compensation Committee of the
                         Company. He has been a director since
                         1994.

                         Mr. Gorman was a director of United
                         Coatings, Inc., which merged into the
                         Company in 1994 ("UCI"), from May 1991
                         to January 1992. Mr. Gorman is chairman
                         of the Board of Power Contracting and
                         Engineering Corp. He is a member of the
                         Board of Trustees of the Illinois
                         Institute of Technology and an overseer
                         of the Stuart School of Business of the
                         Illinois Institute of Technology. He is
                         also a member of the Advisory Board of
                         the McCormick School of Engineering at
                         Northwestern University.

Jeffrey L. Kenner        Mr. Kenner, 52, is a member of the
                         Executive and Compensation Committees of the Company. He has been a director since 1994.

                         Mr. Kenner has served as president of
                         Kenner & Company, Inc. ("Kenner") since
                         1986. Kenner is a New York investment
                         firm specializing in acquisitions and
                         equity investments. From 1982 to 1986,
                         Mr. Kenner was president of CM Capital
                         Co. From 1979 to 1982, Mr. Kenner was a
                         vice president of Carl Marks & Co. Mr.
                         Kenner currently serves on the Board of
                         Directors of Pace Industries, Inc.

Jules F. Knapp           Mr. Knapp, 67, is a member of the
                         Executive Committee of the Company. He
                         has been a director since 1994.

                         Mr. Knapp is vice chairman of the
                         Company and president and chief
                         executive officer of United Coatings,
                         Inc., a wholly owned subsidiary of the
                         Company and the successor to UCI
                         ("United Coatings"). Mr. Knapp is the
                         co-founder of UCI, and has been a
                         director and its principal executive
                         operating officer since its formation.
                         Mr. Knapp also serves as a trustee of
                         the University of Chicago Hospitals, as
                         an advisor to the Kellogg School of
                         Business at Northwestern University and
                         as an overseer at the Stuart School of
                         Business of the Illinois Institute of
                         Technology. Mr. Knapp is the father of
                         Ms. Knapp.

Joy F. Knapp             Ms. Knapp, 31, is a member of the
                         Executive Committee of the Company. She
                         has been a director since 1994.

                         Ms. Knapp is vice president, Marketing,
                         of United Coatings. Ms. Knapp was
                         appointed a director of United Coatings
                         in 1994. She has been responsible for
                         the overall marketing strategy of United
                         Coatings. Ms. Knapp is the daughter of
                         Mr. Knapp.

Seymour H. Knox, III     Mr. Knox, 69, is a member of the
                         Executive and Audit Committees and
                         chairman of the Compensation Committee
                         of the Company. He has been a director
                         since 1966.

                         Mr. Knox is chairman of the Board of the Buffalo Sabres Hockey Club, and president and director of the Buffalo Fine Arts Academy and a director of the Woolworth Corporation. He is a member of the Board of Trustees of the YMCA of Greater Buffalo and The Buffalo General Hospital. Mr. Knox is a former vice president of Kidder, Peabody & Co., Inc., member of the New York Stock Exchange.

Wilfred J. Larson        Mr. Larson, 67, is a member of the
                         Compensation Committee of the Company.
                         He has been a director since 1988.

                         Mr. Larson is a director of First Empire
                         State Corporation and its subsidiary,
                         Manufacturers and Traders Trust Company,
                         Horus Therapeutics, Inc. and the Bryant
                         & Stratton Business Institute, Inc. He
                         also serves as a member of the Board of
                         Trustees of Children's Hospital of
                         Buffalo. Mr. Larson is a retired
                         president and chief executive officer of Westwood-Squibb Pharmaceuticals Inc.

Randolph A. Marks        Mr. Marks, 60, is a member of the Audit
                         Committee of the Company. He has been a
                         director since 1988.

                         Mr. Marks is a investor and a director
                         of Computer Task Group, Inc., Columbus
                         McKinnon Corp. and the Buffalo Fine Arts
                         Academy. Mr. Marks also serves on the
                         Board of Trustees of The Buffalo General
                         Hospital and is a member of the Western
                         Regional Board of Directors of Marine
                         Midland Bank, N.A. Mr. Marks is a former chairman of the Board of American Brass Company.

David R. Newcomb         Mr. Newcomb, 71, is chairman of the
                         Audit Committee and is a member of the
                         Executive and Compensation Committees of the Company. He has been a director since 1975.

                         Mr. Newcomb is a director of Utica
                         Mutual Insurance Co., Utica National
                         Life Insurance Co., New York State
                         Electric and Gas Corp. and Rigidized
                         Metals, Inc.

                         He serves as a trustee of The Buffalo
                         General Hospital. Mr. Newcomb was
                         president and chief executive officer of Buffalo Forge Co.

Raymond D. Stevens, Jr.  Mr. Stevens, 68, is chairman of the
                         Board of the Company. Mr. Stevens is
                         chairman of the Executive Committee and
                         has been a director since 1967.

                         Mr. Stevens is a director of First
                         Empire State Corporation and its
                         subsidiary, Manufacturers and Traders
                         Trust Company. He serves as a trustee of The Buffalo General Hospital. Mr. Stevens is also a former director, executive committee member and chairman of the National Paint & Coatings Association.

Robert O. Swados         Mr. Swados, 75, is a member of the Audit
                         and Compensation Committees of the
                         Company. He has been a director since
                         1994.

                         Mr. Swados is counsel to the law firm of Cohen Swados Wright Hanifin Bradford & Brett, vice chairman and counsel to the Buffalo Sabres Hockey Club, and a commissioner of the New York State Department of Probation. He serves as honorary vice chairman and trustee of the Studio Arena Theatre.

Executive Officers of the Company

          The following table sets forth the names and ages of the Company's executive officers, together with all positions and offices held with the Company, and their business experience during the last five years. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified.

Name                     Age       Position(s) held

Joseph J. Castiglia      61   President and Chief Executive
                              Officer
Jules F. Knapp           67   President and Chief Executive
                              Officer, United Coatings, Inc.
Randall L. Clark         52   Executive Vice President and Chief
                              Operating Officer
William F. Bensman       50   Vice President, Materials
                              Management
James R. Boldt           44   Vice President, Finance, Secretary
                              and Chief Financial Officer.
James M. Culligan        41   Treasurer; prior to January 1,
                              1991, Mr. Culligan was the
                              Corporate Manager of Financial
                              Services of the Company.
Austin E. Floyd          53   President, Southern Coatings, Inc.
Ewald H. Hoerster        54   President, Industrial Coatings
                              Division; prior to January 1, 1992,
                              Mr. Hoerster was Vice President of
                              Marketing of the Industrial
                              Coatings Division; prior to July 1,
                              1991, he was a consultant; prior to
                              November 1, 1990, he was the
                              General Manager of the Aerospace
                              and Paper Coatings Division of
                              DeSoto, Inc.
Donald W. Smith          56   Vice President, Safety and
                              Environmental Affairs


   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

General

          In 1994 the following nonemployee directors served on the Compensation Committee throughout the year: Messrs. Knox (chairman), Larson and Newcomb. Mr. Robert S. Scheu did not stand for re-election to the Board at the Special Meeting held in connection with the 1994 merger with UCI, in lieu of an Annual Meeting, and was replaced on the Board and the Compensation Committee by Mr. Swados. Messrs. Claster, Gorman and Kenner joined the Compensation Committee as representatives of the former UCI shareholders as a result of the merger with UCI. Under the Company's By-laws, Mr. Stevens, the chairman of the Board, is an ex-officio (non-voting) member of all committees of the Board, including the Compensation Committee. Messrs. Stevens and Larson are directors of the Manufacturers & Traders Trust Company with which the Company maintained revolving credit and term loan agreements during 1994. Loans made pursuant thereto are subject to various formula interest rates consisting of the Federal funds rates plus 1%, 1% in excess of the average secondary market certificate of deposit rate after reserve requirements, LIBOR plus 1-1/2%, the prime lending rate plus 1/4%, or a rate quoted by the bank. During 1994, amounts borrowed under the above agreements ranged from $17,700,000 to $56,800,000 and total interest charges incurred by the Company with respect to the loans amounted to $1,981,691. On August 11, 1995, the Company entered into a new five year revolving credit agreement. Loans made pursuant thereto are subject to various interest rates ranging from LIBOR plus 4/10% to LIBOR plus 5/8%. During 1995, amounts borrowed from Manufacturers & Traders Trust Company ranged from $30,000,000 to $63,800,000 and interest incurred by the Company with respect to such loans amounted to $3,078,738 through October 31, 1995. The consummation of the Merger would cause the Company to be in default with respect to certain covenants, possibly causing a termination of the Company's credit facilities. In addition, the Company utilizes other customary services provided by the bank at its standard fees.

Certain Relationships and Related Transactions

          United Coatings leases substantially all of its manufacturing and office facilities under noncancelable operating leases expiring at various dates through December 1998. Several of the leases are between United Coatings and affiliates of United Coatings, including Mr. Knapp and Ellis/United Coatings Associates, a New York limited partnership formed by Mr. Knapp and certain other investors to finance the development of United Coatings' Ennis, Texas, facility. The lessors of the facilities in Kankakee, Illinois; Indianapolis, Indiana; Memphis, Tennessee; and Los Angles, California are trusts for the benefit of Mr. Knapp's family. United Coatings has paid $417,000 and $834,000 under its leases to related parties for the period from August 4, 1994 to December 31, 1994, and for the ten-month period ended October 31, 1995, respectively.

          Mr. Castiglia is a director of investment fund subsidiaries of the Manufacturers and Traders Trust Company in which funds of the Company's retirement plans may be temporarily invested from time to time.

          Mr. Marks is a director of Computer Task Group, Inc. whose consulting services the company utilizes from time to time. In 1994, and for the ten-month period ended October 31, 1995, the Company paid Computer Task Group approximately $644,000 and $808,000, respectively, for such services.

          Mr. Swados is counsel to the law firm of Cohen Swados
Wright Hanifin Bradford & Brett which, during 1994, and for the ten-month period ended October 31, 1995, provided certain legal services to the Company.

          In the opinion of management, these transactions were on terms no less favorable than would have been available from unaffiliated parties.

          Pursuant to an Agreement and Plan of Merger dated February 25, 1994, UCI was merged into the Company on August 4, 1994 (the "United Coatings Merger"). Former UCI shareholders became shareholders of the Company, and a new wholly owned subsidiary of the Company named United Coatings was established, to which the assets and business of the former UCI were transferred.

          In connection with the United Coatings Merger, on February 25, 1994, the Company, most of the former UCI shareholders ("UC Shareholders"), and Raymond D. Stevens, Jr., Joseph J. Castiglia and James R. Boldt ("PL Shareholders"), entered into a Shareholder Agreement (the "Shareholder Agreement"). The Shareholder Agreement, among other things, (a) restricts the exercise of voting and other rights of ownership of Shares held by UC Shareholders (and certain permitted, related transferees), (b) requires that UC Shareholders and PL Shareholders vote for certain nominees for director chosen by directors of the Company that are not designees of UC Shareholders (the "Non-Designee Directors"), and vote on a number of other matters as recommended by the Non-Designee Directors, and (c) imposes certain restrictions on the transfer of Shares by UC Shareholders. The Shareholder Agreement also requires the Company and PL Shareholders to use their best efforts to cause designees (the "UC Designees") of UC Shareholders to be appointed to the Board of Directors. The number of such Designees, set at a maximum of six, will depend on the number of Shares retained by UC Shareholders. The transfer of Shares by the UC Shareholders pursuant to the Stock Option Agreement and the Offer is not subject to the transfer restrictions set forth in the Shareholder Agreement. The Board of Directors of the Company has approved the transfer of Shares by UC Shareholders pursuant to the Stock Option Agreement, and such transfer is no longer subject to the transfer restrictions set forth in the Shareholder Agreement. The Shareholder Agreement will terminate as a result of the consummation of the transactions contemplated in the Merger Agreement and the Stock Option Agreement.

          In addition, the UC Shareholders entered into an Intershareholder Agreement (the "Intershareholder Agreement"), pursuant to which the UC Shareholders allocated their rights under the Shareholder Agreement. Under the Intershareholder Agreement, the Knapp Group and the Marks Group (both as defined in the Shareholder Agreement) select the UC Designees. The initial group of UC Designees included four individuals designated by the Knapp Group (Jules F. Knapp, Alvin L. Gorman, Jeffrey L. Kenner and Joy Knapp) (the "Knapp Designees") and two individuals designated by the Marks Group (Andrew M. Boas and Mark L. Claster) (the "Marks Designees"). During the term of the Shareholder Agreement, and so long as the UC Shareholders can designate six designees, they shall designate the Knapp Designees and Marks Designees. To the extent any of the Knapp Designees or Marks Designees are unable to serve as a director for any reason, the Knapp Group or Marks Group, shall select a new Knapp Designee or Marks Designee, as the case may be, which decision shall be made by a vote of the holders of a majority of the Shares held by such group at the time of such selection. During the term of the Shareholder Agreement, if the UC Shareholders are allocated less than six Designees, they shall determine the Designees in accordance with the provisions of the Intershareholder Agreement. Presently, the UC Shareholders are entitled under the Shareholder Agreement to six Designees. The Intershareholder Agreement will terminate as a result of the consummation of the transactions contemplated in the Merger Agreement and in the Stock Option Agreement.

          The disclosure set forth under "Arrangements with Executive Officers, Directors or Affiliates of the Company" in
Item 3 of Schedule 14D-9 is incorporated by reference herein.


      COMMITTEES OF DIRECTORS; ATTENDANCE AT BOARD MEETINGS

          The Board of Directors of the Company has an Executive
Committee, an Audit Committee and a Compensation Committee. The
Board of Directors does not have a standing nominating committee.

          The Executive Committee consists of Messrs. Stevens (Chairman), Castiglia, Kenner, Knapp, Knox and Newcomb and Ms. Knapp. During the interval between meetings of the Board of Directors, the Executive Committee possesses and may exercise all of the authority of the Board of Directors except as prohibited by law or precluded by prior actions of the Board of Directors. The Executive Committee did not meet in 1994 and met once during the ten-month period ended October 31, 1995.

          The Audit Committee consists of non-employee directors, Messrs. Newcomb (chairman), Boas, Claster, Gorman, Knox, Marks and Swados. Its functions include recommending the selection of the independent auditors each year, considering the proposed scope and cost of the annual audit, reviewing the results of the annual audit and the limited reviews of quarterly financial information by the independent auditors, the review of the recommendations of the independent auditors with respect to internal controls and accounting procedures, and any other matters it deems appropriate. In 1994, the Audit Committee met three times with representatives of the Company's independent auditors, and three times during the ten-month period ended October 31, 1995.

          The Compensation Committee consists of non-employee directors, Messrs. Knox (chairman), Claster, Gorman, Kenner, Larson, Newcomb and Swados. It is charged with the responsibility of maintaining a comprehensive remuneration plan for top and middle management personnel. The Compensation Committee met two times in 1994 and once during the ten-month period ended
October 31, 1995.

          The Board of Directors met ten times in 1994 and six times during the ten-month period ended October 31, 1995. All directors attended at least 75% of the total meetings of directors and committees of which they were members during 1994. All directors except Mr. Gorman attended at least 75% of the total meetings of directors and committees of which they were members during the ten-month period ended October 31, 1995.


                    COMPENSATION OF DIRECTORS

          In 1994, non-employee directors received a retainer of $10,000 per year, payable quarterly, $1,000 for each board meeting and $1,000 per committee meeting attended. In 1995, non-employee directors receive a retainer of $15,000 per year, payable quarterly, $1,000 for each board meeting and $1,000 per committee meeting attended. Employee directors are not compensated for board or committee services. All or any portion of the payments made to directors may be deferred under the Pratt & Lambert United, Inc. Plan for Deferral of Directors' Fees.


               COMPENSATION OF EXECUTIVE OFFICERS

          The following table sets forth the compensation received by the Company's principal executive officers for the three fiscal years ended December 31, 1994.


                   SUMMARY COMPENSATION TABLE

                          Annual            Long Term     All
                         Compensa-        Compensation  Other
Name and Principal         tion               Awards    Compen-
    Position       Year  Salary($) Bonus($) Options(#)  sation*

J.R. Boldt         1994  $142,000  $49,123    5,000     $3,740
 Vice President of 1993   129,250   28,228    5,000      3,665
 Finance and       1992   126,500   18,676    5,000      3,511
 Secretary --
 Pratt & Lambert
 United

J.J. Castiglia     1994   310,000   74,493   22,000      4,179
 President and     1993   257,000   56,129   10,000      5,722
 Chief Executive   1992   252,000   55,969   10,000      5,688
 Officer --
 Pratt & Lambert
 United

R.L. Clark**       1994   221,000   53,106    8,000      3,000
 Executive Vice    1993   204,000   44,554    8,000         --
 President and     1992    90,769   20,159    8,000         --
 Chief Operating
 Officer -- Pratt
 & Lambert United

F.H. Fitch***      1994   193,670       --    4,000     12,630
 President, Pierce 1993   178,958   53,743    4,000     16,315
 & Stevens         1992   175,480   30,849    3,000     15,613

J.F. Knapp****     1994   206,182   41,667       --         --
 President and
 Chief Executive
 Officer --
 United Coatings
________________

   * Represents amounts contributed by the Company to the payroll-based employee stock ownership plan and the savings plan under Internal Revenue Code Section 401(k), including, for 1994, $740, $1,179, $0 and $1,049 under the employee stock ownership plan and $3,000, $3,000, $3,000 and $3,000 under the savings plan for Messrs. Boldt, Castiglia, Clark and Fitch, respectively. In the case of Mr. Fitch, this amount also represents contributions by Pierce & Stevens Corporation, a wholly owned subsidiary of the Company ("Pierce & Stevens"), under the Pierce & Stevens Deferred Profit Sharing Plan, including $6,886 for 1994, as well as interest earned by Mr. Fitch in the Pratt & Lambert United, Inc. Plan for Deferral of Officers' Salaries, including $1,695 in 1994.
  ** Mr. Clark was employed by the Company on July 20, 1992.
 *** Mr. Fitch retired effective July 28, 1995.
**** Mr. Knapp was employed by the Company on August 4, 1994.


                OPTION GRANTS IN LAST FISCAL YEAR

          The following table provides information on option grants during 1994 to the named executive officers.

                                                        Potential
                        % of                        Realizable Value
                        Total                       at Assumed Annual
                        Options                        Rates of Stock
                      Granted to Exercise                   Price
              Options Employees  or Base                Appreciation
              Granted in Fiscal   Price   Expiration for Option Term(d)
               (#)(a)   Year    ($/Sh)(b)   Date(c)   5%($)     10%($)
J.R. Boldt     5,000    3.7%   $19.63     11/30/04  $ 61,710  $156,386
J.J. Castiglia 2,000(e)16.4     19.63     11/30/04   271,525   688,098
R.L. Clark     8,000    6.0     19.63     11/30/04    98,736   250,218
F.H. Fitch(f)  4,000    3.0     19.63     11/30/04    49,368   125,109

__________

     (a) The options become exercisable in 25% increments each year beginning one year after grant.

     (b)  The exercise price may be paid by the delivery of already-owned
          Shares.

     (c) Options expire upon termination of employment other than in the event of death, disability or retirement.

     (d)  Based on actual option term and annual compounding. The
          Securities and Exchange Commission requires that registered corporations use this method or an option pricing model to indicate the value of options. The Company has no way of determining that any such method can properly establish the value of an option.

     (e) Includes options for 10,000 Shares granted to Mr. Castiglia pursuant to his efforts in the United Coatings merger transaction.

     (f)  Mr. Fitch retired effective July 28, 1995.

             AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR,
                     AND FISCAL YEAR END OPTION VALUE

          The following table provides information on option exercises in 1994 by the named executive officers and the value of such officers' unexercised options at December 31, 1994.



                                                            Value of
                                            Number of      Unexercised
                                           Unexercised    In-the-Money
                                            Options at     Options at
                               Value         FY-End(#)      FY-End($)
            Shares Acquired  Realized      Exercisable/    Exercisable/
Name          on Exercise(#)   ($)*       Unexercisable   Unexercisable*
J.R. Boldt       --             --       37,000/12,000   $206,891/14,172
J.J. Castiglia   --             --       77,600/45,400    393,056/55,131
R.L. Clark       --             --        6,000/18,000     19,750/19,750
F.H. Fitch**     --             --       31,750/ 9,250    156,703/ 9,234

_______________

* Market value of underlying securities at exercise or year-end, minus the exercise or base price.
**   Mr. Fitch retired effective July 28, 1995.


                          PENSION PLANS

          The Pratt & Lambert United Retirement Plan is a noncontributory defined benefit pension plan which covers the majority of all nonbargaining unit employees of the Company and its subsidiaries. Until January 1, 1989, the plan provided pension benefits in an amount which is the greater of a participant's "basic benefit" or "minimum benefit" as determined under separate formulas. The annual basic benefit was the sum of the applicable percentages times the participant's compensation received for each year of plan participation to a maximum of 35 years. For service prior to January 1, 1984, the applicable percentages were 1% of the first $3,000 of compensation and 1-2/3% of compensation in excess of $3,000; for service from January 1, 1984, to December 31, 1988, the applicable percentages were 1-2/3% of compensation up to the Social Security wage base and 2-1/3% of compensation in excess of the base. The annual minimum benefit determined as of a normal retirement date of December 31, 1988, for a participant with 25 or more years of service is equal to 50% of his final 5-year average compensation, less 80% of his estimated Social Security benefits. The minimum benefit for participants with less than 25 years of service is proportionately reduced. The Tax Reform Act of 1986 required changes in the plan's benefit structure, effective January 1, 1989, and the plan was amended to preserve benefits accrued as of December 31, 1988, under the existing formulas, and to provide a revised benefit formula for service after January 1, 1989. The revised formula provides each participant an annual pension benefit (in addition to the benefit accrued at December 31, 1988) equal to 1 2/3% of his compensation for each year it is in effect.

          Normal retirement under the plan is age 65. Early retirement with reduced benefits is available at age 55 after at least 10 years of service. The plan also provides vested benefits after 5 years of service and spouse's death benefits. Compensation counted for the plan includes salary, bonus, overtime, commissions and salary deferred under a Section 401(k) plan.

          The Company and its affiliates have unfunded plans which will pay a participant any pension benefits which cannot be paid from the plan because of Internal Revenue Code limitations or deferrals under an unqualified plan for deferral of officers' salaries. Effective January 1, 1993, the Company and its subsidiaries adopted the Pratt & Lambert United Minimum Benefit Plan (the "Minimum Benefit Plan"), an unfunded plan which assures that designated management employees will receive a pension benefit at least equal to the pension benefit they would have received had the minimum benefit formula under the plan continued in effect after 1988.

          The following table shows estimated annual benefits payable upon normal retirement at age 65 (including amounts attributable to the Minimum Benefit Plan and other unfunded plans) in the indicated compensation and years of service classifications. The benefits shown are calculated under the Minimum Benefit Plan.

                                      Estimated Annual Retirement
                                      Benefits for the Number of
Average Annualized Compensation for   Years of Credited Service Shown
Last 60 months of Credited Service    10       15      20        25
$100,000                           $15,596  $23,393  $31,191  $38,989
 125,000                            20,596   30,893   41,191   51,489
 150,000                            25,596   38,393   51,191   63,989
 175,000                            30,596   45,893   61,191   76,489
 200,000                            35,596   53,393   71,191   88,989
 225,000                            40,596   60,893   81,191  101,489
 250,000                            45,596   68,393   91,191  113,989
 275,000                            50,596   75,893  101,191  126,489
 300,000                            55,596   83,393  111,191  138,989
 325,000                            60,596   90,893  121,191  151,489
 350,000                            65,596   98,393  131,191  163,989
 375,000                            70,596  105,893  141,191  176,489
 400,000                            75,596  113,393  151,191  188,989

          Compensation counted for the plans includes salary, bonuses, overtime, commissions and salary deferred under a
Section 401(k) plan and under a non-qualified plan for deferral of officers' salaries. The salary and bonuses reported in the table under the heading "Compensation of Executive Officers" are substantially the compensation used for purposes of the plans for 1994 for Messrs. Castiglia, Clark and Boldt. Messrs. Castiglia, Clark and Boldt had credited service under the plans as of December 31, 1994, of 25, 1.42 and 17.75 years, respectively.

          The benefits shown in the table are calculated as a straight life annuity and are subject to offset by 80% of the employee's Social Security benefit if the employee has 25 or more years of credited service, and by a proportionate part of such benefit if the employee's credited service is less than 25 years.

          The participants of the Minimum Benefit Plan receive the greater of the benefit calculated under that plan, or the basic benefit as previously described. While it is expected that Messrs. Castiglia, Clark and Boldt will be entitled to benefits under the Minimum Benefit Plan, the estimated annual basic benefits payable to these individuals under the Pratt & Lambert United Retirement Plan and unfunded plans are $136,305, $69,112 and $95,090, respectively, payable on a straight life basis commencing at age 65. These estimates reflect benefits accrued at December 31, 1994, plus projected benefits to normal retirement date, assuming continued employment to age 65 and no change in compensation after 1994.


EMPLOYMENT CONTRACTS, SEVERANCE AGREEMENTS,
TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

          Mr. Stevens, who retired as an executive officer and employee of the Company on December 31, 1992, is receiving $188,562 annually over a seven-year period pursuant to the noncompetition and consulting provisions of his employment contract which is substantially identical to the Employment Agreement with Mr. Castiglia.

          The disclosure set forth under "Arrangements with Executive Officers, Directors or Affiliates of the Company" in
Item 3 of Schedule 14D-9 is incorporated by reference herein.


REPORT OF THE COMPENSATION COMMITTEE

          Compensation Policy. The Company's compensation policy is designed to ensure that a proper relationship exists between executive remuneration and corporate performance as well as to attract, retain and motivate executive officers. The Compensation Committee currently intends that, whenever reasonably possible, compensation paid to executive officers should be tax deductible to the Company. The compensation of executive officers takes three forms: base salary, bonuses and equity-based compensation. All recommendations of the Compensation Committee with respect to executive compensation are subject to ratification by the Company's Board of Directors.

          Executive Officers. The compensation of executive officers is based on individual and corporate performance. Base salary and incentive compensation of executive officers are reviewed to assure that they are comparable with compensation paid by other companies to employees with commensurate responsibility, capability, experience and achievement. Generally, compensation paid by the Company corresponds to the median of the range of compensation paid by the surveyed companies. The companies surveyed differ from the companies comprising the peer group index plotted in the performance graphs under the heading "Performance Graphs" because the Company's competitors for executive talent are not necessarily the same companies against which it compares it stock's performance.

          The bonuses of executive officers, other than Mr. Knapp and the senior executive officers described below, are based on the actual earnings of the Company compared to budgeted earnings. In the case of executive officers who are presidents of business units, other than Mr. Knapp, bonuses are based 75% on the earnings of their unit to budget and 25% on Company consolidated earnings to budget. In general, the Compensation Committee assessed the overall performance of the Company and its executive officers as good during 1994. In 1994 bonuses constituted 5.8% of the total cash compensation of all executive officers other than the three senior executive officers.

          The compensation of Jules F. Knapp was negotiated on an arm's length basis in connection with the Company's United
Coatings Merger.

          The three senior executive officers of the Company during 1994 were the president and chief executive officer (the "CEO"), the executive vice president and chief operating officer and the vice president, finance and chief financial officer. The bonus component of compensation of senior executive officers is calculated on the basis of corporate return on invested capital. Base salaries of the senior executive officers are reviewed annually. In determining the base salary of the senior executive officers for 1994 pursuant to their employment contracts, the Compensation Committee considered the salaries of comparable executives in the surveyed companies. The Compensation Committee also considered the net earnings of the Company before and after taxes, inflation, the amount generated for distribution to shareholders, the general performance of the Company and the responsibilities and performance of the executives. The Compensation Committee did not deem it appropriate to, and did not, assign relative weights to these factors, given their nature and number.

          The CEO and the two other senior executive officers received a bonus with respect to 1994 pursuant to their employment contracts which provide for an incentive bonus (not to exceed 75% of base salary), determined by a formula using a moving three-year average of the Company's rate of return on invested capital. This bonus is discretionary unless a specified minimum return on invested capital is achieved. In 1994 bonuses paid under the formula were not discretionary, and constituted 19.4% of the total cash compensation of each senior executive officer, including the CEO. In addition, Mr. Boldt received a one-time additional bonus of $15,000 in 1994 pursuant to his efforts in the United Coatings merger transaction.

          Equity-Based Compensation. The equity-based compensation is designed to link the interests of the employees with those of the Company's shareholders. Equity-based compensation consists of stock option plans and a capital accumulation program.

          The purpose of the Company's stock option plans is to provide selected key employees of the Company with additional incentive to promote the continued success and profitable growth of the Company and the best interests of its shareholders. Under a 1994 Award and Option Plan and 1990 Stock Option/Stock Appreciation Rights Plan, in determining who shall receive option grants and the number of the Company's Shares subject to each grant, the Committee and the Board of Directors weigh the positions and responsibilities of the grantees, the nature of their services and their present and potential contributions to the success of the Company. In addition, the merger agreement with UCI requires the Company to use its best efforts to cause an additional 300,000 Shares to be made available for the issuance of options to United Coatings employees as a form of incentive compensation to be granted over time following the United Coatings Merger. Accordingly, in 1994, on the recommendation of the Committee, the Board granted options for 134,000 shares to 51 employees of the Company, including options for 22,000 shares to the CEO, which includes options for 10,000 shares granted pursuant to his efforts in the United Coatings Merger transaction, and options for 27,000 shares to eight other executive officers.

          The capital accumulation program, which covers substantially all nonbargaining employees of the Company including the CEO, is composed of a payroll-based employee stock ownership plan ("PAYSOP") and a savings plan structured under
Section 401(k) of the Internal Revenue Code. Under the PAYSOP the Company contributes an amount equal to .5% of each eligible employees's compensation up to $150,000 as indexed, which is invested in the Company's Shares. The 401(k) savings plan allows eligible employees to contribute on a before-tax basis up to 7% of compensation to a maximum deferral of $9,240, as indexed. The Company makes a matching contribution equal to the participant's contributions, up to 2% of compensation. Although employees may contribute up to 10% of compensation on an after-tax basis, there is no match by the Company on these contributions. Employee contributions are invested in one or both of two investment funds as selected by the employee; the Company's contributions are invested in Shares.

          The Compensation Committee believes that its compensation decisions during 1994 effectively related corporate performance to executive compensation and provided adequate incentives to the Company's executive officers.

                                   Seymour H. Knox, III, Chairman
                                   Mark L. Claster
                                   Alvin L. Gorman
                                   Jeffrey L. Kenner
                                   Wilfred J. Larson
                                   David R. Newcomb
                                   Robert O. Swados

                       PERFORMANCE GRAPHS

          The graph below compares the performance of the Company with that of the American Stock Exchange Market Value Index, the Standard & Poor's 500 Stock Index and a group of peer companies. All investments have been weighted based upon market capitalization. Companies in the peer group are as follows: The Dexter Corporation; H.B. Fuller Company; Grow Group, Inc.; Guardsman Products, Inc.; Lilly Industries, Inc.; Loctite Corporation; PPG Industries, Inc.; RPM, Inc.; The Sherwin-Williams Company; SICO, Inc.; Standard Brands Paint Company and The Valspar Corporation. The selection of companies for inclusion in the peer group was approved by the Company's Board of Directors.

         COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN


                        PERFORMANCE GRAPH




VALUE AT YEAR END*            89    90    91    92    93    94
Pratt & Lambert United, Inc. $100  $72   $101  $103  $120  $139
AMEX Market Value Index       100   85    104   106   126   111
S&P 500 Index                 100   97    126   136   150   152
Peer Group                    100  116    156   190   212   217

* Assumes a $100 investment on December 31, 1989, and reinvestment of all dividends.

          The following graphs compare the performance of the Company with that of the Standard & Poor's 500 Stock Index for 10 and 15 year periods. These graphs have been included to provide additional information concerning the Company's total return relative to a broad market index over longer periods of time, because the Company's business focus has been and continues to be long term.


         COMPARISON OF TEN-YEAR CUMULATIVE TOTAL RETURN


                        PERFORMANCE GRAPH


YEAR                    84    85    86    87    88    89    90    91    92    93    94
Pratt & Lambert, Inc.  $100  $187  $227  $271  $278  $284  $205  $286  $292  $340  $394
S&P 500 Index           100   132   156   164   191   252   244   318   343   377   382








                         COMPARISON OF FIFTEEN-YEAR CUMULATIVE TOTAL RETURN


                                          PERFORMANCE GRAPH



YEAR     79    80    81    82    83    84    85    86    87    88    89    90   91   92   93    94

Pratt &
Lambert,
Inc.    $100  $149  $155  $200  $298  $294  $552  $668  $797  $818  $837  $604 $843 $859 $1001 $1160
S&P 500
Index    100   132   126   153   187   198   261   309   325   379   499   483  631  679   747   757



  SECURITY OWNERSHIP OF PRINCIPAL HOLDERS OF VOTING SECURITIES

          The following information is provided with respect to persons who are known to the Company to be the beneficial owners, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Company's Shares as of November 1, 1995.

          Generally, Rule 13d-3 provides that, for certain limited purposes, a person is considered to be the beneficial owner of Shares with respect to which such person, directly or indirectly, has or shares voting power or investment power. Thus, more than one person may be considered to be the beneficial owner of the same Shares. The fact that a person is considered to be the beneficial owner of Shares does not necessarily mean that such person has any economic interest in those Shares.

            Amount and Nature of Beneficial Ownership

                                   Shared Voting
                                    & Investment   Other Shared
Name and Address  Sole Voting and      Power,       Voting and
of Beneficial       Investment       Retirement     Investment   Percent of
Owner                  Power           Plans          Power        Shares
Jules F. Knapp       1,493,835          --           575,226        19.3%
980 North Michigan                                             (See Note 1)
  Avenue
Suite 1120
Chicago, IL 60011
Joseph J. Castiglia    224,094       407,813            --           5.9%
75 Tonawanda Street                                            (See Note 2)
Buffalo, New York 14207

_______________

     (1) Of the 1,493,835 Shares disclosed as to which Mr. Knapp has sole voting and investment power, 1,420,023 are shares held by a trust of which he serves as trustee. The 575,226 Shares shown as to which Mr. Knapp has other shared voting and investment power are held by a trust as to which his wife has sole voting power and as to which he disclaims having any economic interest.

     (2) Of the 224,094 Shares disclosed as to which Mr. Castiglia has sole voting and investment power, 94,300 are shares which he may acquire through options exercisable on or before January 8, 1996. The Shares shown as shared voting and investment power, retirement plans, are shares as to which Mr. Castiglia has shared voting and investment power as an administrator under a deferred profit sharing plan at Pierce & Stevens Corp., a wholly owned subsidiary of the Company and the Pratt & Lambert United Capital Accumulation Program ("Retirement Plans"). Of the Shares included in the Company's Retirement Plans, 3,911 are held for the account of Mr. Castiglia.

          SECURITY OWNERSHIP BY DIRECTORS AND OFFICERS

          Beneficial ownership, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Shares, as of November 1, 1995, by each of the Company's directors and by its directors and officers as a group, together with the percentage of total outstanding Shares represented by such ownership, is set forth below. This information does not reflect the effects of the Shareholder Agreement, the Intershareholder Agreement or the Stock Option Agreement upon beneficial ownership. See "The United Coatings Merger and Related Matters" herein and "Stock Option Agreement" in Item 3 of Schedule 14D-9.

            Amount and Nature of Beneficial Ownership


                                   Shared Voting
                                    & Investment   Other Shared
Name of           Sole Voting and      Power,       Voting and   Percent of
Individual          Investment       Retirement     Investment     Common
or Group               Power           Plans          Power        Shares
A.M. Boas            109,766            --              --          1.0%
J.R. Boldt(a)         53,415          407,813           --          4.3%
J.J. Castiglia(b)    224,094          407,813           --          5.9%
R.L. Clark(c)         26,200            --              --             *
M.L. Claster          60,233            --              --           .6%
A.L. Gorman            2,000            --              --             *
J.L. Kenner          475,000            --              --          4.4%
J.F. Knapp(d)      1,493,835            --           575,226       19.3%
J. Knapp              22,783            --              --             *
S.H. Knox, III(e)     22,100            --             8,800           *
W.J. Larson            4,000            --              --             *
R.A. Marks             5,000            --              --             *
D.R. Newcomb           3,600            --              --             *
R.D. Stevens, Jr.(f) 150,004          106,630        183,446         4.1%
R.O. Swados            2,050            --              --             *
All directors and
 officers as a group
 (20 persons)(a)(b)(c)(d)
 (e)(f)            2,770,160          407,813        767,472        35.8%

_________________

     (a) Includes 41,500 Shares which Mr. Boldt may acquire through options exercisable on or before January 8, 1996, and shares as to which Messrs. Castiglia and Boldt have shared voting and investment power as administrators under the Retirement Plans, including 2,139 shares held in the Pratt & Lambert United Capital Accumulation Program for the account of Mr. Boldt.

     (b)  See "Security Ownership of Principal Holders of Voting
          Securities" for information regarding Shares owned by Mr. Castiglia.

     (c) Includes 12,000 Shares which Mr. Clark may acquire through options exercisable on or before January 8, 1996.

     (d)  See "Security Ownership of Principal Holders of Voting
          Securities" for information regarding Shares owned by Mr. Knapp.

     (e) The 8,800 Shares shown as other shared voting and investment power are shares held in trust for the benefit of family members as to which Mr. Knox has shared voting and investment powers. Mr. Knox disclaims any economic interest in such shares.

     (f) Of the 150,004 Shares disclosed as to which Mr. Stevens has sole voting and investment power, 72,000 are shares which he may acquire through options exercisable on or before January 8, 1996. The 106,630 Shares shown as shared voting and investment power, retirement plans, are shares as to which Mr. Stevens has shared voting and investment power as an administrator under the Deferred Profit Sharing Plan of Pierce & Stevens. Of the 183,446 Shares shown as to which Mr. Stevens has other shared voting and investment power, 146,905 are held by him as co-trustee for certain of his relatives as to which he shares voting and investment power and as to which he disclaims having any economic interest. The Shares shown opposite Mr. Stevens' name exclude 137,472 Shares owned by Mr. Stevens' wife and adult children and trusts for such children and 323,906 Shares owned by other relatives, or held in trusts for their benefit, as to which he disclaims beneficial ownership.

*    Less than .5% of the Shares outstanding.


                COMPLIANCE WITH SECTION 16(a) OF
               THE SECURITIES EXCHANGE ACT OF 1934

          Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons owning more than 10% of the outstanding Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% holders of Shares are required to furnish the Company with copies of all Section 16(a) forms they file.

          Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that through the date hereof, all
Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Shares were complied with.


          INFORMATION WITH RESPECT TO PARENT DESIGNEES

          As of the date of this Information Statement, the Parent has not determined who will be Parent Designees. However, Parent Designees shall be selected from among the following persons.

          Set forth below is the name, business address, principal occupation or employment and five year employment history of the persons who may be Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five years and each occupation refers to employment with the Parent. The principal business address of each Parent Designee is 101 Prospect Avenue, N.W., Cleveland, Ohio 44115-1075. All persons listed below are citizens of the United States. None of the persons listed below owns any Shares.


                              Present Principal Occupation
                              or Employment and Five-Year
Name                               Employment History

William P. Antonace      Mr. Antonace has served as Vice
                         President & Director -- Operations,
                         Coatings Division since March 1993,
                         prior to which he served as Director --
                         Materials Management, Coatings Division
                         commencing July 1992. From April 1991 to
                         July 1992, Mr. Antonace served as Vice
                         President & Director -- Sales &
                         Operations, Transportation Division.

David A. Ayres           Mr. Ayres has served as Vice President &
                         Director -- Purchasing, Coatings
                         Division commencing July 1991, prior to
                         which he served as Director of
                         Purchasing, Coatings Division commencing
                         October 1979.

Rodney P. Becker         Mr. Becker has served as Vice President
                         & Director -- Manufacturing, Coatings
                         Division since February 1992, prior to
                         which he served as Vice President &
                         Director -- Manufacturing, Consumer
                         Division commencing January 1987.

Charlie M. Johnson       Mr. Johnson has served as Vice President
                         & Director -- Research & Development,
                         Coatings Division since May 1992, prior
                         to which he served as Vice President &
                         Director -- Operations, Automotive
                         Division commencing January 1988.

Michael A. Kilbane       Mr. Kilbane has served as Vice President
                         & Director -- Marketing -- National
                         Accounts Group, Consumer Brands Division since February 1992, prior to which he served as Unit Director -- National
                         Marketing Group, Consumer Division
                         commencing February 1991. From January
                         1989 to February 1991, Mr. Kilbane
                         served as National Manager -- Dutch Boy
                         Marketing & Sales.

Michael E. Marinis       Mr. Marinis has served as Director --
                         Human Resources, Coatings Division since
                         February 1992, prior to which he served
                         as Director -- Human Resources, Consumer
                         Division commencing September 1987.

William A. McSwain       Mr. McSwain has served as Vice President
                         & Director -- Operations, Consumer
                         Brands Division since February 1992,
                         prior to which he served as Controller -
                         - Marketing Administration, Consumer
                         Division commencing August 1989.

Stephen J. Perisutti     Mr. Perisutti has served as Attorney
                         since November 1991, prior to which he
                         served as an Associate Attorney with
                         Benesch, Friedlander, Coplan & Aronoff
                         commencing September 1988.

Mark A. Smolik           Mr. Smolik has served as Corporate
                         Counsel since July 1991, prior to which
                         he served as Attorney commencing January
                         1990.

David N. Stefko          Mr. Stefko has served as Controller --
                         Consumer Brands Division since February
                         1991, prior to which he served as
                         Controller -- SW Marketing, Consumer
                         Division commencing September 1991. From
                         June 1989 to September 1991, Mr. Stefko
                         served as Director -- Budgets, Consumer
                         Division.

Rochelle F. Walk         Ms. Walk has served as Director --
                         Marketing Communications, Consumer
                         Brands Division since January 1993,
                         prior to which she served as Corporate
                         Counsel commencing May 1990.

                            EXHIBIT D

                     JOINT FILING AGREEMENT

          Pursuant to Rule 13d-l(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed on behalf of all of the undersigned with respect to the ownership by each of the undersigned of shares of Common Stock of Pratt & Lambert United, Inc.

          This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          EXECUTED as a sealed instrument this 30th day of November, 1995.


November 30, 1995                  JFK Annuity Trust II*

November 30, 1995                  JFK Annuity Trust III*

November 30, 1995                  Jules F. Knapp Family Trust
                                     No. IV*

November 30, 1995                  Jules F. Knapp*

November 30, 1995                  Edwin Marks*

November 30, 1995                  Nancy Marks*

November 30, 1995                  Carol Marks*

November 30, 1995                  Linda Marks*

November 30, 1995                  Constance Rubenfein*

November 30, 1995                  Marjorie Boas*

November 30, 1995                  Andrew Boas*

November 30, 1995                  Carol Boas*

November 30, 1995                  Mark Claster*

November 30, 1995                  Susan Claster*

November 30, 1995                  Richard Boas*

November 30, 1995                  Robert Davidoff*

November 30, 1995                  David Gruber*

November 30, 1995                  Robert Marks*

November 30, 1995                  Carl Marks Foundation*

November 30, 1995                  Elizabeth Boas*

November 30, 1995                  Jeffrey L. Kenner*

November 30, 1995                  The 1995 Martin R. Lewis
                                     GRAT #2*

November 30, 1995                  Raymond D. Stevens, Jr.*

November 30, 1995                  Aline L. Stevens*

November 30, 1995                  Raymond D. Stevens, III*

November 30, 1995                  R.D. Stevens, Jr. IRA*

November 30, 1995                  Annie E. Stevens
                                   Trust No. 2.0.1*

November 30, 1995                  Annie E. Stevens
                                   Trust No. 3.0.2*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.0.4*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.0.5*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.2.A*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.3.B*

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.4.C*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.2.AA*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.3.BB*

November 30, 1995                  George E. Stevens
                                   Trust No. 3.4.CC*

November 30, 1995                  Annette Stevens Wilton
                                   Trust No. 2.O.W*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.O.W*

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.5.W*

November 30, 1995                  Wilfred J. Larson*

November 30, 1995                  Robert O. Swados*













































*  By:  Attorney-in-Fact or Trustee
_____________________

     * This Agreement was executed pursuant to the Power of Attorney attached hereto as Exhibit E.

                            EXHIBIT E

                        POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James R. Boldt and Paul N. Edwards, Esq., and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual, or in his or her capacity as a trustee or custodian, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act of otherwise granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, this Power of Attorney has been
signed as of the   th day of November, 1995.


November 30, 1995                  JFK Annuity Trust II

                                 ByJ.F. Knapp

November 30, 1995                  JFK Annuity Trust III

                                 ByJ.F. Knapp

November 30, 1995                  Jules F. Knapp Family Trust
                                     No. IV

                                 ByJ.F. Knapp

November 30, 1995                  J.F. Knapp
                                   Jules F. Knapp

November 30, 1995                  Edwin Marks
                                   Edwin Marks

November 30, 1995                  Nancy Marks*
                                   Nancy Marks

November 30, 1995                  Carol Marks*
                                   Carol Marks

November 30, 1995                  Linda Marks*
                                   Linda Marks

November 30, 1995                  Constance Rubenfein*
                                   Constance Rubenfein

November 30, 1995                  Marjorie Boas**
                                   Marjorie Boas

November 30, 1995                  Andrew Boas
                                   Andrew Boas

November 30, 1995                  Carol Boas
                                   Carol Boas

November 30, 1995                  Mark Claster
                                   Mark Claster

November 30, 1995                  Susan Claster
                                   Susan Claster

November 30, 1995                  Richard Boas
                                   Richard Boas

November 30, 1995                  Robert Davidoff
                                   Robert Davidoff

November 30, 1995                  David Gruber
                                   David Gruber

November 30, 1995                  Robert Marks
                                   Robert Marks

November 30, 1995                  Carl Marks Foundation

                                 ByMark L. Claster
                                        Vice President

November 30, 1995                  Elizabeth Boas
                                   Elizabeth Boas

November 30, 1995                  Jeffrey L. Kenner
                                   Jeffrey L. Kenner

November 30, 1995                  The 1995 Martin R. Lewis
                                     GRAT #2

                                 ByMartin R. Lewis, Trustee

November 30, 1995                  R.D. Stevens, Jr.
                                   Raymond D. Stevens, Jr.

November 30, 1995                  Aline L. Stevens
                                   Aline L. Stevens

November 30, 1995                  Raymond D. Stevens, III
                                   Raymond D. Stevens, III

November 30, 1995                  R.D. Stevens, Jr. IRA

                                 ByR.D. Stevens, Jr.

November 30, 1995                  Annie E. Stevens
                                   Trust No. 2.0.1

                                 ByR.D. Stevens, Trustee

November 30, 1995                  Annie E. Stevens
                                   Trust No. 3.0.2

                                 ByR.D. Stevens, Trustee

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.0.4

                                 ByR.D. Stevens, Trustee

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.0.5

                                 ByR.D. Stevens, Trustee

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.2.A

                                 ByAline L. Stevens, Trustee

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.3.B

                                 ByAline L. Stevens, Trustee

November 30, 1995                  R.D. Stevens, Jr.
                                   Trust No. 2.4.C

                                 ByAline L. Stevens, Trustee

November 30, 1995                  George E. Stevens
                                   Trust No. 3.2.AA

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  George E. Stevens
                                   Trust No. 3.3.BB

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  George E. Stevens
                                   Trust No. 3.4.CC

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  Annette Stevens Wilton
                                   Trust No. 2.O.W

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 3.O.W

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  Annette Wells Stevens
                                   Trust No. 2.5.W

                                 ByR.D. Stevens, Jr., Trustee

November 30, 1995                  Wilfred J. Larson
                                   Wilfred J. Larson

November 30, 1995                  Robert O. Swados
                                   Robert O. Swados


 *By Edwin S. Marks, Attorney-in-Fact.

**By Mark L. Claster, Attorney-in-Fact.







































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